As filed with the Securities and Exchange Commission on March 2, 2004
Registration No. 333-111496

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Illumina, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-0804655
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9885 Towne Centre Drive, San Diego, California 92121
(858) 202-4500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Jay T. Flatley
Chief Executive Officer and President
Illumina, Inc.
9885 Towne Centre Drive, San Diego, California 92121
(858) 202-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Edward Y. Kim
Heller Ehrman White & McAuliffe LLP
2775 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 854-4488
Facsimile: (650) 324-0638

     Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of the registration statement as the registrant shall determine.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 2, 2004

PRELIMINARY PROSPECTUS

Illumina, Inc.

$65,000,000

Common Stock

          From time to time, we may sell up to $65,000,000 in the aggregate of common stock. We will provide the specific terms of this offering in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

          Our common stock currently trades on The Nasdaq National Market under the symbol “ILMN.” On March 1, 2004, the last reported sales price of our common stock was $6.89 per share.

            Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 2.

          Shares offered by this prospectus may be offered for sale from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time; at market prices prevailing at the times of sale; at prices related to such prevailing market prices; or at negotiated prices. We will provide in the applicable prospectus supplement the specific price to the public, the underwriter’s discounts and commissions, if any, and the net proceeds we will receive. For additional information on the determination of the offering price, you should refer to the section entitled “Plan of Distribution.”

          The securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total dollar amount of $65,000,000. Each time we sell common stock, we will provide a prospectus supplement that will contain more specific information. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information.” This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

      You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or in the accompanying prospectus supplement. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in the accompanying prospectus supplement. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or the accompanying prospectus supplement or any sale of a security.

      The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

      Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “the Company,” “Illumina”, “we”, “us”, “our”, or similar references mean Illumina, Inc.

ABOUT ILLUMINA

      We are a leading developer of next-generation tools for the large-scale analysis of genetic variation and function. Understanding genetic variation and function is critical to the development of personalized medicine, a key goal of genomics. Using our technologies, we have developed a comprehensive line of products that are designed to provide the throughput, cost effectiveness and flexibility necessary to enable researchers in the life sciences and pharmaceutical industries to perform the billions of tests necessary to extract medically valuable information from advances in genomics. This information is expected to correlate genetic variation and gene function with particular disease states, enhancing drug discovery, allowing diseases to be detected earlier and more specifically, and permitting better choices of drugs for individual patients.

      In the first quarter of 2001, we began commercial sale of short pieces of DNA called oligonucleotides, or oligos, manufactured using our proprietary Oligator technology. We believe our Oligator technology is more cost effective than competing technologies, which has allowed us to market our oligonucleotides under a price leadership strategy while still achieving attractive gross margins. In the second quarter of 2001, we initiated our SNP genotyping services product line. As a result of the increasing market acceptance of our high throughput, low cost BeadArray technology, we have entered into genotyping services contracts with many of the leading genotyping organizations including GlaxoSmithKline and The Sanger Centre, and have been awarded $9 million from the National Institutes of Health to play a major role in the International Hap Map Project.

      Our production-scale genotyping system, BeadLab, is an integrated, turnkey system that will allow researchers to perform up to 1.4 million genotypes a day. In addition to our Sentrix® Array Matrices, it includes the BeadArray Reader, a proprietary scanner that uses a laser to read the results of experiments captured on our arrays, as well as the GoldenGate™ SNP genotyping assay, a sophisticated laboratory information management system and all the automation components required to achieve its targeted capacity levels. This system is initially being marketed to a small number of high throughput genotyping users. We recently announced that a smaller scale version of this system will be available for shipment by the second quarter of 2004 which will make our BeadArray technology accessible to a much broader base of researchers and facilities.

      In the first quarter of 2003, we completed the installation of and recorded revenue for our first BeadLab high-throughput SNP genotyping system. We installed and recorded revenue for a second BeadLab in June 2003, two additional BeadLabs in the third quarter of 2003 and a fifth and sixth BeadLab system in the fourth quarter of 2003.

      In the second quarter of 2003, we announced the launch of a new array format, the Sentrix BeadChip, which is expected to significantly expand market opportunities for our BeadArray technology and provide increased experimental flexibility for life science researchers. In the third quarter of 2003, we announced the launch of a gene expression product line on both the Sentrix Array Matrix and the Sentrix BeadChip that will allow researchers to analyze a focused set of genes across eight to 96 samples on a single array.

      In the fourth quarter of 2003, we announced the launch of a benchtop SNP genotyping system, the BeadStation, for performing medium scale genotyping using our technology. The BeadStation includes our BeadArray Reader, genotyping analysis software and GoldenGate assay reagents and is designed to match the throughput requirements and variable automation needs of individual research groups and core labs. This system is expected to be available for shipment in the second quarter of 2004.

      In the first quarter of 2004, we announced the launch of two new Sentrix BeadChips for whole-genome gene expression. These BeadChips will enable high-performance, cost-effective, whole-genome expression profiling of multiple samples on a single chip, resulting in a dramatic reduction in cost of whole-genome expression analysis while allowing researchers to expand the scale and reproducibility of large-scale biological experimentation. We are seeking to expand our customer base for our BeadArray technology; however, we can give no assurance that our sales efforts will continue to be successful.

Other Information

      Illumina, Inc. was incorporated in California in April 1998. We reincorporated in Delaware in July 2000. Our address is 9885 Towne Centre Drive, San Diego, California 92121 and our telephone number is (858) 202-4500.

RISK FACTORS

      You should carefully consider the following risks and uncertainties, together with all of the other information included in this prospectus, in any prospectus supplement, and in our other filings with the SEC, before you invest in our common stock. Investing in our common stock involves risk. We believe the following are the material risks and uncertainties we face at the present time. If any of the following risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We are currently in litigation with Applied Biosystems Group. If we are unsuccessful in defending ourselves against these claims, it could have an adverse, material affect on our business, financial condition and results of operations.

      In November 1999, we entered into a joint development agreement with Applied Biosystems under which the companies would jointly develop a SNP genotyping system that would combine our BeadArray technology with Applied Biosystems’ assay chemistry and scanner technology. Under this agreement, we were primarily responsible for developing and manufacturing the arrays and Applied Biosystems was primarily responsible for developing and manufacturing the instruments, SNP assay reagents, and software and for marketing the system worldwide. In conjunction with the agreement, Applied Biosystems purchased 1.25 million shares of Series C convertible preferred stock at $4.00 per share. In addition, Applied Biosystems agreed to provide us with non-refundable research and development support of $10 million, all of which was provided by December 2001. Upon commercialization of the system, we would have received a share of the operating profits from the sales of all components of these systems. We had originally deferred recognition of revenue from the research funding of $10 million provided by Applied Biosystems, and would have recognized such amounts as revenue at a contractually defined rate of 25% of the total profit share we earned from the sales of collaboration products, had such sales occurred. As of December 28, 2003, this amount has been reclassified to an advance payment from former collaborator.

      In July 2002, Applied Biosystems indicated that the planned mid-2002 launch of this genotyping system would be delayed a second time. This delay was related to Applied Biosystems’ inability to optimize and multiplex the SNP assay reagents. We do not believe that Applied Biosystems has any intention of continuing to develop a collaboration product with us, and it has recently launched a competing product. As a result of the delay in developing the collaboration product, we launched our own production-scale genotyping system in July 2002 utilizing our arrays and an independently developed scanner and assay method.

      In December 2002, Applied Biosystems filed a complaint, then later in March 2003 amended and refiled a complaint, for a patent infringement suit against us in the federal court in Northern California asserting infringement of several patents related to Applied Biosystems’ patented assay intended for use in our collaboration. Applied Biosystems seeks a judgment granting it damages for infringement, treble damages alleging that such infringement is willful and a permanent injunction restraining us from the alleged infringement. We have answered the complaint, asserting various defenses, including that we do not infringe the patents or that the patents are invalid, and asserting counterclaims against Applied Biosystems seeking declaratory judgment relief related to the patents being asserted against us, and seeking damages from Applied Biosystems for its unfair and unlawful conduct which constitutes attempted monopolization in violation of the antitrust laws.

      Also in December 2002, Applied Biosystems sent a notification to us alleging that we had breached the joint development agreement entered into in November 1999 and seeking to compel arbitration pursuant to that agreement. This notification alleged that our production-scale genotyping products and services are collaboration products developed under the joint development agreement, and that our commercial activities with respect to our genotyping products and services are unlawful, unfair or fraudulent. Among other relief, Applied Biosystems is seeking compensatory damages of $30 million, disgorgement of all revenues received from sales of these products and services and a prohibition of future sales of these products or services.

      In December 2002, we filed a suit alleging breach of contract, breach of the implied covenant of good faith and fair dealing, unfair competition and other allegations against Applied Biosystems in San Diego Superior Court, and a motion for a temporary restraining order to prevent the arbitration of our joint development agreement sought by Applied Biosystems. In December 2003, we notified Applied Biosystems that we terminated the joint development agreement.

      In December 2003, after having granted temporary and preliminary injunctions staying the arbitration, the San Diego Superior Court directed Applied Biosystems and us to resolve the contract dispute in a binding arbitration procedure. While a definitive schedule has not yet been set, we believe that the arbitration process could be completed as early as June 2004. We will vigorously defend against the claims alleged by Applied Biosystems but the outcome of an arbitration proceeding is inherently uncertain and we cannot be sure that we will prevail. This arbitration could result in a range of potential outcomes, based solely on the judgment and discretion of the arbitrator, including (1) the award of all damages and injunctive relief sought by Applied Biosystems; (2) the award of all damages and relief sought by us; or (3) a partial award of damages and/or injunctive relief to either party. We have not accrued for any potential losses in this case because we believe that an adverse determination is not probable, and potential losses cannot be reasonably estimated. In addition, our financial statements include a $10 million advance payment from Applied Biosystems that would have been deducted from the profits otherwise payable to us from Applied Biosystems had the collaboration been successful and which could offset the impact on our consolidated results of operations of an adverse arbitration determination up to that amount. However, any unfavorable arbitration determination, and in particular any significant cash amounts required to be paid by us or prohibition of the sale of our products or services, could result in a material adverse effect on our business, financial condition and results of operations.

      We are in the early stages of proceedings in the patent case. In February 2004, the federal district court in Northern California ordered that the patent case be stayed pending completion of the arbitration process. We intend to vigorously defend against the claims alleged by Applied Biosystems and continue to pursue our counterclaims against Applied Biosystems. However, we cannot be sure that we will prevail in these matters. Any unfavorable determination, and in particular any significant cash amounts required to be paid by us or prohibition of the sale of our products or services, could result in a material adverse effect on our business, financial condition and results of operations.

We have generated only a small amount of revenue from product and service offerings to date. We expect to continue to incur net losses and we may not achieve or maintain profitability.

      We have incurred net losses since our inception and expect to continue to incur net losses. At December 28, 2003, our accumulated deficit was approximately $117.5 million, and we incurred a net loss of $27.1 million for the year ended December 28, 2003. We expect to continue to incur net losses and negative cash flow for the foreseeable future. The magnitude of our net losses will depend, in part, on the rate of growth, if any, of our revenue and on the level of our expenses. We expect to continue incurring significant expenses for research and development, for developing our manufacturing capabilities and for sales and marketing efforts to commercialize our products. In addition, we expect that our selling and marketing expenses will increase at a higher rate in the future as a result of the launch of our BeadLab and BeadStation SNP genotyping system and gene expression system. As a result, we expect that our operating expenses will increase significantly as we grow and, consequently, we will need to generate significant additional revenue to achieve profitability. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our success depends upon the increasing availability of genetic information and the continued emergence and growth of markets for analysis of genetic variation and function.

      We design our products primarily for applications in the life sciences and pharmaceutical industries. The usefulness of our technology depends in part upon the availability of genetic data and its usefulness in identifying or treating disease. We are initially focusing on markets for analysis of genetic variation and function, namely SNP genotyping and gene expression profiling. Our first products are being sold into the SNP genotyping and focused-gene expression markets. Both of these markets are new and emerging, and they may not develop as quickly as we anticipate, or reach their full potential. Other methods of analysis of genetic variation and function may emerge and displace the methods we are developing. Also, researchers may not seek or be able to convert raw genetic data into medically valuable information through the analysis of genetic variation and function. If useful genetic data is not available or if our target markets do not develop in a timely manner, demand for our products may grow at a slower rate than we expect, and we may never become profitable.

We are an early stage company with a limited history of commercial sales of systems and consumable products, and our success depends on our ability to develop commercially successful products and on market acceptance of our new and unproven technologies.

      We may not possess all of the resources, capability and intellectual property necessary to develop and commercialize all the products or services that may result from our technologies. We only recently sold our first genotyping systems, and some of our other technologies are in the early stages of commercialization or are still in development. You should evaluate us in light of the uncertainties and complexities affecting an early stage company developing tools for the life sciences and pharmaceutical industries. We must conduct a substantial amount of additional research and development before some of our products will be ready for sale. Problems frequently encountered in connection with the development or early commercialization of products and services using new and unproven technologies might limit our ability to develop and successfully commercialize these products and services. In addition, we may need to enter into agreements to obtain intellectual property necessary to commercialize some of our products or services.

      Historically, life sciences and pharmaceutical companies have analyzed genetic variation and function using a variety of technologies. Compared to the existing technologies, our technologies are new and relatively unproven. In order to be successful, our products must meet the commercial requirements of the life sciences and pharmaceutical industries as tools for the large-scale analysis of genetic variation and function.

      Market acceptance will depend on many factors, including:

•	our ability to demonstrate to potential customers the benefits and cost effectiveness of our products and services relative to others available in the market;

•	the extent and effectiveness of our efforts to market, sell and distribute our products;

•	our ability to manufacture products in sufficient quantities with acceptable quality and reliability and at an acceptable cost; and

•	the willingness and ability of customers to adopt new technologies requiring capital investments.

We have limited experience in manufacturing commercial products and services.

      We have limited experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales. We have only recently begun manufacturing products on a commercial scale and operating our internal SNP genotyping service product line. We have encountered and may in the future encounter difficulties in manufacturing our products. For example, in the past, we have experienced variations in manufacturing conditions that have temporarily reduced production yields. Due to the intricate nature of manufacturing products that contain DNA, we may encounter similar or previously unknown manufacturing difficulties in the future that could significantly reduce production yields, impact our ability to sell these products or to produce them economically, may prevent us from achieving expected performance levels or cause us to set prices that hinder wide adoption by customers.

If we are unable to develop our manufacturing capability, we may not be able to launch or support our products in a timely manner, or at all.

      We currently possess only one facility capable of manufacturing our products and services for both sale to our customers and internal use. If a natural disaster were to significantly damage our facility or if other events were to cause our operations to fail, these events could prevent us from developing and manufacturing our products and services.

If we are unable to find third-party manufacturers to manufacture components of our products, we may not be able to launch or support our products in a timely manner, or at all.

      The nature of our products requires customized components that currently are available from a limited number of sources. For example, we currently obtain the fiber optic bundles and BeadChip slides included in our products from single vendors. If we are unable to secure a sufficient supply of those or other product components, we will be unable to meet demand for our products. We may need to enter into contractual relationships with manufacturers for commercial-scale production of some of our products, or develop these capabilities internally, and we cannot assure you that we will be able to do this on a timely basis, for sufficient quantities or on commercially reasonable terms. Accordingly, we may not be able to establish or maintain reliable, high-volume manufacturing at commercially reasonable costs.

Our current sales, marketing and technical support organization may limit our ability to sell our products.

      We currently have limited sales and marketing and technical support services and have only recently established a small direct sales force and customer support team. In order to effectively commercialize our genotyping and gene expression systems and other products to follow, we will need to expand our sales, marketing and technical support staff both domestically and internationally. We may not be successful in establishing or maintaining either a direct sales force or distribution arrangements to market our products and services. In addition, we compete primarily with much larger companies that have larger sales and distribution staffs and a significant installed base of products in place, and the efforts from a limited sales and marketing force may not be sufficient to build the market acceptance of our products required to support continued growth of our business.

We expect intense competition in our target markets, which could render our products obsolete or substantially limit the volume of products that we sell. This would limit our ability to compete and achieve profitability. If we cannot continuously develop and commercialize new products, our revenues may not grow as intended.

      We compete with life sciences companies that design, manufacture and market instruments for analysis of genetic variation and function and other applications using technologies such as two-dimensional electrophoresis, capillary electrophoresis, mass spectrometry, flow cytometry, microfluidics, and mechanically deposited, inkjet and photolithographic arrays. We anticipate that we will face increased competition in the future as new companies enter the market with new technologies. The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. For example, we expect Affymetrix to release a 100k SNP genotyping chip and several competitors have begun selling a single chip for whole human genome expression which may compete with our SNP genotyping service and product offerings and our gene expression product offerings. One or more of our competitors may render our technology obsolete or uneconomical. Our competitors have greater financial and personnel resources, broader product lines, a more established customer base and more experience in research and development than we have. Furthermore, the life sciences and pharmaceutical companies, which are our potential customers and strategic partners, could develop competing products. If we are unable to develop enhancements to our technology and rapidly deploy new product offerings, our business, financial condition and results of operations will suffer.

We may encounter difficulties in managing our growth. These difficulties could increase our losses.

      We expect to experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. If we are unable to manage this growth effectively, our losses could increase. Our ability to manage our operations and growth effectively requires us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. If we are unable to scale up and implement improvements to our manufacturing process and control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to make available the products required to successfully commercialize our technology. Failure to attract and retain sufficient numbers of talented employees will further strain our human resources and could impede our growth.

Any inability to adequately protect our proprietary technologies could harm our competitive position.

      Our success will depend in part on our ability to obtain patents and maintain adequate protection of our intellectual property in the United States and other countries. If we do not protect our intellectual property adequately, competitors may be able to use our technologies and thereby erode our competitive advantage. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

      The patent positions of companies developing tools for the life sciences and pharmaceutical industries, including our patent position, generally are uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will apply for patents covering our technologies and products, as we deem appropriate. However, our patent applications may be challenged and may not result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. There also is risk that others may independently develop similar or alternative technologies or design around our patented technologies.

      In April 2003, Applied Biosystems served us with an amended complaint alleging patent infringement, asserting that our genotyping products infringe several patents owned by Applied Biosystems. Others may challenge or invalidate our patents or claim that we infringe the rights of third party patents; however, we are not aware of any other such parties that currently intend to pursue patent infringement claims against us. Also, our patents may fail to provide us with any competitive advantage. We may need to initiate additional lawsuits to protect or enforce our patents, or litigate against third party claims, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights and reduce our ability to compete in the marketplace.

      We also rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures, however, may not provide adequate protection for our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Litigation or other proceedings or third party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or services.

      Our commercial success depends in part on our non-infringement of the patents or proprietary rights of third parties and the ability to protect our own intellectual property. Applied Biosystems has served us with an amended complaint alleging patent infringement and other third parties have or may assert that we are employing their proprietary technology without authorization. In addition, third parties have or may obtain patents in the future and claim that use of our technologies infringes these patents. We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against any of these claims. We may incur the same costs and diversions in enforcing our patents against others. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties or be prohibited from selling certain products. We may not be able to obtain these licenses at a reasonable cost, or at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products, and the prohibition of sale of any of our products could materially affect our ability to grow and to attain profitability.

We may need additional capital in the future. If additional capital is not available on acceptable terms, we may have to curtail or cease operations.

      Our future capital requirements will be substantial and will depend on many factors including our ability to successfully market our genetic analysis systems and services, the need for capital expenditures to support and expand our business, the progress and scope of our research and development projects, the filing, prosecution and enforcement of patent claims, the success of our legal proceedings with Applied Biosystems and the appeal of a wrongful termination lawsuit. We anticipate that our existing capital resources will enable us to maintain currently planned operations for at least 18 to 24 months. However, we premise this expectation on our current operating plan, which may change as a result of many factors. Consequently, we may need additional funding sooner than anticipated. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity, the issuance of these securities could result in dilution to our stockholders.

      We currently have no credit facility or committed sources of capital other than an equipment lease line with $1.7 million unused and available as of December 28, 2003. To the extent operating and capital resources are insufficient to meet future requirements; we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to achieve our goals.

      We are highly dependent on our management and scientific personnel, including Jay Flatley, our president and chief executive officer, David Barker, our vice president and chief scientific officer, and John Stuelpnagel, our senior vice president of operations. The loss of their services could adversely impact our ability to achieve our business objectives. We will need to hire additional qualified personnel with expertise in molecular biology, chemistry, biological information processing, sales, marketing and technical support. We compete for qualified management and scientific personnel with other life science companies, universities and research institutions, particularly those focusing on genomics. Competition for these individuals, particularly in the San Diego area, is intense, and the turnover rate can be high. Failure to attract and retain management and scientific personnel would prevent us from pursuing collaborations or developing our products or technologies.

      Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies, including the life sciences and healthcare industries. Thus, we will need to add new personnel, including management, and develop the expertise of existing management. The failure to do so could impair the growth of our business.

A significant portion of our sales are to international customers.

      Approximately $14.4 million of our 2003 revenues were derived from customers outside the United States. We intend to continue to expand our international presence and export sales to international customers, and we expect the total amount of non-U.S. sales to continue to grow. Export sales entail a variety of risks, including:

•	currency exchange fluctuations;

•	unexpected changes in legislative or regulatory requirements of foreign countries into which we import our products;

•	difficulties in obtaining export licenses or other trade barriers and restrictions resulting in delivery delays; and

•	significant taxes or other burdens of complying with a variety of foreign laws.

      In addition, sales to international customers typically result in longer payment cycles and greater difficulty in accounts receivable collection. We are also subject to general geopolitical risks, such as political, social and economic instability and changes in diplomatic and trade relations. One or more of these factors could have a material adverse effect on our business, financial condition and operating results.

We expect that our results of operations will fluctuate. This fluctuation could cause our stock price to decline.

      A significant portion of our current revenue is derived from a few large, individual transactions such as the sale of production genotyping systems and large genotyping services contracts, including our work on the International HapMap Project. Because these transactions do not occur regularly and there is a lengthy sales cycle for such transactions, revenue of these types may not occur on a consistent or frequent basis. In addition, our total amount of revenues is subject to fluctuations in demand from seasonality impacts, the timing and amount of U.S. government grant funding programs, the timing and size of research projects our customers perform and changes in overall spending levels in the life sciences industry. Given the difficulty in predicting the timing and magnitude of sales for our products, we may experience quarter-to-quarter fluctuations in revenue resulting in the potential for a sequential decline in quarterly revenue. A large portion of our expenses are relatively fixed, including expenses for facilities, equipment and personnel. In addition, we expect operating expenses to continue to increase significantly. Accordingly, if revenue does not grow as anticipated, we may not be able to reduce our operating losses. Due to the possibility of fluctuations in our revenue and expenses, we believe that quarterly comparisons of our operating results are not a good indication of our future performance. If our operating results fluctuate or do not meet the expectations of stock market analysts and investors, our stock price probably would decline.

Risks Related to this Offering

Our stock price is highly volatile and you may not be able to resell your shares at or above the price you pay for them.

      The market price of our common stock has been, and is likely to continue to be, highly volatile. The following factors, among others, could have a significant impact on the market price of our common stock:

•	the factors listed above under “Risks Related to Our Business;”

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	general economic conditions;

•	comments made by analysts, including changes in, or failure to achieve, financial estimates by securities analysts;

•	future sales of equity or debt securities by us; and

•	sales of our common stock by our directors, officers or significant stockholders.

      In addition, the stock market in general and the market for stocks of life science companies in particular, have experienced significant price and volume fluctuations. Volatility in the market price for particular companies, especially companies with smaller market capitalization, has often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors might seriously harm the market price of our common stock, regardless of our operating performance. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

Existing stockholders have significant influence over us.

      Our executive officers, directors and five percent stockholders beneficially own, in the aggregate, approximately 43.5% of our outstanding common stock. As a result, these stockholders will be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change in control of our company and will make some transactions difficult or impossible to accomplish without the support of these stockholders.

      Because of these rights and ownership, our officers, directors and principal stockholders will be able to significantly influence the election of directors and the approval of significant corporate transactions.

Provisions in our charter documents and under Delaware law could prevent or delay a change of control, which could reduce the market price of our common stock.

      Certain provisions of our articles of incorporation, as amended, our bylaws, as amended, and the Delaware General Corporation Law may be deemed to have an anti-takeover effect and could discourage a third party from acquiring, or make it more difficult for a third party to acquire, control of us without approval of our board of directors.

      The provisions described above and provisions of the California General Corporation Law may discourage, delay or prevent a third party from acquiring us. These provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

      We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents incorporated by reference in this prospectus, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

•	the introduction and development of new products, product improvements and new services;

•	the applicability and usefulness of our technologies in various markets and industries;

•	the success of our technologies;

•	emerging markets in functional genetic analysis, namely SNP genotyping and gene expression profiling, and the future growth of these markets;

•	demand for increased throughput in genetic analysis;

•	continued advances in genomics;

•	the potential to derive medically valuable information from raw genetic data and the further potential to use this information to improve drugs and therapies, to customize diagnosis and treatment, and cure disease;

•	potential future partnerships, collaborations and acquisitions; and

•	growth in our research and development and general and administrative expenses.

      These statements are only predictions. In evaluating these statements, you should consider various factors, including the risks outlined under “Risk Factors.” These factors may cause actual events or our results to differ materially from those expressed or implied by any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty and do not intend to update any of the forward-looking statements after the date of this prospectus or to conform our prior statements to actual results.

      We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or common stock is sold on a later date.

USE OF PROCEEDS

      We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered by this prospectus. We will describe in the applicable prospectus supplement the principal purposes for which the net proceeds from the sale of common stock will be used, or, if there is no specific plan for such proceeds or any significant portion thereof, the principal reasons for such sale.

      Except as described in any prospectus supplement, we currently anticipate using the net proceeds from the sale of our common stock by this prospectus primarily for general corporate purposes, which may include research and development, product manufacturing, product commercialization, working capital, reducing indebtedness, capital expenditures and general and administrative expenses. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies.

      Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

SELECTED FINANCIAL DATA

      The following selected historical consolidated financial data have been derived from our audited consolidated financial statements. The balance sheet data as of December 28, 2003 and December 29, 2002 and statements of operations data for each of the three years in the period ended December 28, 2003 are derived from audited consolidated financial statements included in this prospectus. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements, the related notes and the other information contained in this prospectus.

I.	Statements of Operations Data

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 28,	December 29,	December 30,	December 31,	December 31,
	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Revenue:
Product revenue	$18,378	$4,103	$897	$42	$37
Service revenue	6,496	3,305	99	—	—
Research revenue	3,161	2,632	1,490	1,267	437

Total revenue	28,035	10,040	2,486	1,309	474
Costs and expenses:
Cost of product and service revenue	10,037	3,536	557	—	—
Research and development	22,511	26,848	20,735	13,554	4,085
Selling, general and administrative	18,899	9,099	5,663	4,193	1,349
Amortization of deferred compensation and other non-cash compensation charges	2,454	4,360	5,850	6,797	958
Litigation judgment	756	8,052	—	—	—

Total costs and expenses	54,657	51,895	32,805	24,544	6,392

Loss from operations	(26,622)	(41,855)	(30,319)	(23,235)	(5,918)
Interest income, net	(441)	1,524	5,496	4,629	400

Net loss	$(27,063)	$(40,331)	$(24,823)	$(18,606)	$(5,518)

Net loss per share, basic and diluted	$(0.85)	$(1.31)	$(0.83)	$(1.37)	$(3.91)

Shares used in calculating net loss per share, basic and diluted	31,925	30,890	29,748	13,557	1,410

II.	Balance Sheet Data

	December 28,	December 29,	December 30,	December 31,	December 31,
	2003	2002	2001	2000	1999

	(In thousands)
Cash, cash equivalents and current restricted cash and investments	$32,882	$66,294	$93,786	$118,719	$33,088
Working capital	32,229	58,522	91,452	126,260	32,881
Total assets	99,234	121,906	122,465	132,793	33,895
Long-term debt obligations	24,999	25,620	590	887	—
Accumulated deficit	(117,487)	(90,424)	(50,093)	(25,270)	(6,663)
Total stockholders’ equity	47,388	71,744	106,791	124,100	32,032

See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used to compute basic and diluted net loss per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATION

      The following discussion and analysis should be read with “Selected Financial Data” and our financial statements and notes thereto included elsewhere in this prospectus. The discussion and analysis in this prospectus may contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors” above as well as those discussed elsewhere.

Overview

      Illumina, Inc. was incorporated in April 1998. We are developing next-generation tools for the large-scale analysis of genetic variation and function. Understanding genetic variation and function is critical to the development of personalized medicine, a key goal of genomics. Using our technologies, we have developed a comprehensive line of products that are designed to provide the throughput, cost effectiveness and flexibility necessary to enable researchers in the life sciences and pharmaceutical industries to perform the billions of tests necessary to extract medically valuable information from advances in genomics. This information is expected to correlate genetic variation and gene function with particular disease states, enhancing drug discovery, allowing diseases to be detected earlier and more specifically, and permitting better choices of drugs for individual patients.

      In the first quarter of 2001, we began commercial sale of short pieces of DNA, or oligos, manufactured using our proprietary Oligator technology. We believe our Oligator technology is more cost effective than competing technologies, which has allowed us to market our oligonucleotides under a price leadership strategy while still achieving attractive gross margins. In the second quarter of 2001, we initiated our SNP genotyping services product line. As a result of the increasing market acceptance of our high throughput, low cost BeadArray technology, we have entered into genotyping services contracts with many of the leading genotyping organizations including GlaxoSmithKline and The Sanger Centre, and have been awarded $9 million from the National Institutes of Health to play a major role in the International HapMap Project.

      Our production-scale genotyping system, BeadLab, is based on the system we developed that has been operational in our genotyping service product line since 2001. In addition to our Sentrix Array Matrices, it includes the BeadArray Reader, a proprietary scanner that uses a laser to read the results of experiments captured on our arrays, as well as the GoldenGate SNP genotyping assay which can analyze up to 1536 SNPs per DNA sample. This system is initially being marketed to a small number of high throughput genotyping users.

      In the first quarter of 2003, we completed the installation of and recorded revenue for our first BeadLab high-throughput SNP genotyping system. We installed and recorded revenue for a second BeadLab in the second quarter of 2003, two additional BeadLabs in the third quarter of 2003 and a fifth and sixth BeadLab system in the fourth quarter of 2003.

      In the second quarter of 2003, we announced the launch of a new array format, the Sentrix BeadChip, which is expected to significantly expand market opportunities for our BeadArray technology and provide increased experimental flexibility for life science researchers.

      In the third quarter of 2003, we announced the launch of a gene expression product line on both the Sentrix Array Matrix and the Sentrix BeadChip that will allow researchers to analyze a focused set of genes across eight to 96 samples on a single array.

      In the fourth quarter of 2003, we announced the launch of a benchtop SNP genotyping system, the BeadStation, for performing medium scale genotyping using our technology. The BeadStation includes our BeadArray Reader, genotyping analysis software and GoldenGate assay reagents and is designed to match the throughput requirements and variable automation needs of individual research groups and core labs. This system is expected to be available for shipment in the second quarter of 2004.

      In the first quarter of 2004, we announced the launch of two new Sentrix BeadChips for whole-genome gene expression. These BeadChips are designed to enable high-performance, cost-effective, whole-genome expression profiling of multiple samples on a single chip resulting in a dramatic reduction in cost of whole-genome expression analysis while allowing researchers to expand the scale and reproducibility of large-scale biological experimentation.

      We are seeking to expand our customer base for our BeadArray technology; however, we can give no assurance that our sales efforts will continue to be successful.

      A significant portion of our current revenue is derived from a few, large individual transactions such as the sale of production genotyping systems and large genotyping services contracts, including our work on the International HapMap Project. Because these transactions do not occur regularly and there is a lengthy sales cycle for such transactions, revenue of these types may not occur on a consistent or frequent basis. In addition, our total amount of revenues is subject to fluctuations in demand from seasonality impacts, the timing and amount of U.S. government grant funding programs, the timing and size of research projects our customers perform and changes in overall spending levels in the life science industry. Given the difficulty in predicting the timing and magnitude of sales for our products, we may experience quarter-to-quarter fluctuations in revenue, resulting in the potential for a sequential decline in quarterly revenue. Due to the possibility of fluctuations in our revenue and net income or loss, we believe quarterly comparisons of our operating results are not a good indication of our future performance.

      We have incurred substantial operating losses since our inception. As of December 28, 2003, our accumulated deficit was $117.5 million, and total stockholders’ equity was $47.4 million. These losses have principally occurred as a result of the substantial resources required for the research, development and manufacturing scale up effort required to commercialize our products and services, as well as charges of $8.8 million related to a termination-of-employment lawsuit. We expect to continue to incur substantial costs for research, development and manufacturing scale up activities over the next several years. We will also need to significantly increase our selling, general and administrative costs as we build up our sales and marketing infrastructure to expand and support the sale of systems, other products and services. As a result, we will need to increase revenue significantly to achieve profitability.

Results of Operations

      To enhance comparability, the following table sets forth audited Consolidated Statements of Operations for the years ended December 28, 2003, December 29, 2002 and December 30, 2001 stated as a percentage of total revenue.

	Year Ended	Year Ended	Year Ended
	December 28,	December 29,	December 30,
	2003	2002	2001

Revenue
Product revenue	66%	41%	36%
Service revenue	23	33	4
Research revenue	11	26	60

Total revenue	100	100	100
Costs and expenses:
Cost of product and service revenue	36	35	23
Research and development	80	267	834
Selling, general and administrative	67	91	228
Amortization of deferred compensation and other non-cash compensation charges	9	44	235
Litigation judgment	3	80	—

Total costs and expenses	195	517	1,320

Loss from operations	(95)	(417)	(1,220)
Interest income	6	38	249
Interest expense	(8)	(23)	(28)

Net loss	(97)%	(402)%	(999)%

Comparison of Years Ended December 28, 2003 and December 29, 2002

Revenue

	Year Ended	Year Ended
	December 28,	December 29,
	2003	2002	Change

	(in thousands)
Product revenue	$18,378	$4,103	348%
Service revenue	6,496	3,305	97
Research revenue	3,161	2,632	20

Total revenue	$28,035	$10,040	179%

      Revenue for the years ended December 28, 2003 and December 29, 2002 was $28.0 million and $10.0 million, respectively. Product revenue increased to $18.4 million in 2003 from $4.1 million in 2002. The increase resulted almost entirely from the first sales of our BeadLab SNP genotyping system, with six systems sold in the year ended December 28, 2003, along with sales of consumables that are used on these systems. Prior to 2003 we had no sales of genotyping systems or consumable products. SNP genotyping service revenue increased to $6.5 million in 2003 from $3.3 million in 2002. Substantially all of this increase relates to genotyping services performed for the International HapMap Project, which commenced in 2003. We are the recipient of a grant from the National Institutes of Health covering our participation in the International HapMap Project, which is a $100 million, internationally funded successor project to the Human Genome Project that will help identify a map of genetic variations that may be used to perform disease-related research. We could receive up to $9.1 million of funding for this project which covers basic research activities, the development of SNP assays and the genotyping to be performed on those assays. We recognized revenue under this grant of $3.7 million in 2003 and, as of the end of 2003, we had approximately $5.4 million of funding remaining related to this project which is expected to be received in 2004, depending on the actual amount of work that we perform. Government grants and other research funding increased to $3.2 million for the year ended December 28, 2003 from $2.6 million for the year ended December 29, 2002 due to an increase in the number of grants received.

      To expand revenue in the future, we have recently launched a series of new products that we expect to begin selling in 2004. These include our BeadStation system for moderate throughput genotyping needs, and two multi-sample whole genome gene expression BeadChips that are also processed on a BeadStation. Our BeadLab systems address a limited number of potential high thoughput genotyping customers, and sales of these systems may decline in 2004 versus 2003. We expect the sales of the new products mentioned above to offset such decline and for overall revenues to increase above 2003 levels; however, we cannot be assured that we will be successful in these sales efforts.

     Cost of Product and Service Revenue

	Year Ended	Year Ended
	December 28,	December 29,
	2003	2002	Change

	(in thousands)
Cost of product and service revenue	$10,037	$3,536	184%

      Cost of revenue represents manufacturing costs incurred in the production process, including component materials, assembly labor and overhead, packaging and delivery cost. Costs related to research revenue is included in research and development expense. Cost of product and service revenue increased to $10.0 million the year ended December 28, 2003 from $3.5 million for the year ended December 29, 2002. Substantially all of this increase was driven by the sales of our BeadLab systems and consumables, of which we had none in 2002, as well as the higher level of services revenue during 2003. Gross margins on product and service revenues were 60% in the year ended December 28, 2003, compared to 52% for the year ended December 29, 2002. This increase is due primarily to increased sales of higher margin products and services such as SNP genotyping services, array matrices and assay reagents. We expect product mix will continue to affect our future gross margins. We also expect our total cost of product and service revenue to increase in the next year as we sell additional products, but to decrease as a percent of product and service revenue due to gains in manufacturing efficiencies and the sale of a larger proportion of higher margin products.

     Research and Development Expenses

	Year Ended	Year Ended
	December 28,	December 29,
	2003	2002	Change

	(in thousands)
Research and development	$22,511	$26,848	(16)%

      Our research and development expenses consist primarily of salaries and other personnel-related expenses, laboratory supplies and other expenses related to the design, development, testing and enhancement of our products. We expense our research and development expenses as they are incurred. Research and development expenses decreased $4.3 million to $22.5 million for the year ended December 28, 2003 from $26.8 million for the year ended December 29, 2002.

      During the year ended December 28, 2003, the cost of BeadArray research activities decreased $3.8 million as compared to the year ended December 29, 2002. The decrease occurred primarily as a result of completing the development of new products launched in 2003: the BeadChip, an additional microarray platform, a gene expression application on both our Array Matrix and BeadChip platforms and a benchtop SNP genotyping system, the BeadStation, for performing moderate scale genotyping. In addition, as we completed development efforts and increased our BeadArray-driven product sales, a smaller portion of our manufacturing resources was charged to research and development expense in 2003 than in 2002.

      Research to support our Oligator technology platform decreased $0.5 million in the year ended December 28, 2003 as compared to the year ended December 29, 2002. This decline is primarily due to higher development expenses incurred in the first quarter of 2002 for a major upgrade of our Oligator technology, which resulted in a significant increase in our manufacturing capacity. In the second quarter of 2003, we implemented additional Oligator manufacturing enhancements to expand capacity, increase throughput, and further reduce operating costs. We expect that our research and development expenses will remain relatively flat over the next 12 months.

      Stock based compensation related to research and development employees and consultants was $1.3 million for the year ended December 28, 2003 as compared to $2.4 million for the year ended December 29, 2002.

     Selling, General and Administrative Expenses

	Year Ended	Year Ended
	December 28,	December 29,
	2003	2002	Change

	(in thousands)
Selling, general and administrative	$18,899	$9,099	108%

      Our selling, general and administrative expenses consist primarily of personnel costs for sales and marketing, finance, human resources, business development and general management, as well as professional fees, such as expenses for legal and accounting services. Selling, general and administrative expenses increased $9.8 million to $18.9 million for the year ended December 28, 2003 from $9.1 million for the year ended December 29, 2002. Approximately $4.4 million of this increase is related to higher legal expenses, which is primarily due to legal proceedings regarding the disputes with Applied Biosystems. Approximately $4.1 million of the increase is due to higher sales and marketing costs, of which $3.0 million is attributable to personnel related expenses while the majority of the remaining $1.1 million is attributable to an increase in facility related expenses. During 2003, we significantly expanded our sales and marketing resources to support the direct sale of our new products, including establishing additional sales operations in Japan and Singapore. We expect that our selling, general and administrative expenses will accelerate as we expand our staff, add sales and marketing infrastructure and incur additional costs to support the commercialization and support of an increasing number of products.

      Stock based compensation related to selling, general and administrative employees, directors and consultants was $1.2 million for the year ended December 28, 2003 as compared to $2.0 million for the year ended December 29, 2002.

     Amortization of Deferred Compensation and Other Stock-Based Compensation Charges

	Year Ended	Year Ended
	December 28,	December 29,
	2003	2002	Change

	(in thousands)
Amortization of deferred compensation and other stock-based compensation charges	$2,454	$4,360	(44)%

      From our inception through July 27, 2000, in connection with the grant of certain stock options and sales of restricted stock to employees, founders and directors, we have recorded deferred stock compensation totaling $17.7 million, representing the difference between the exercise or purchase price and the fair value of our common stock as estimated for financial reporting purposes on the date such stock options were granted or such restricted stock was sold. We recorded this amount as a component of stockholders’ equity and amortize the amount as a charge to operations over the vesting period of the restricted stock and options.

      We recognize compensation expense over the vesting period for employees, founders and directors, using an accelerated amortization methodology in accordance with Financial Accounting Standards Board Interpretation No. 28. For consultants, deferred compensation is recorded at the fair value for the options granted or stock sold in accordance with Statement of Financial Accounting Standards No. 123 and is periodically re-measured and expensed in accordance with Emerging Issues Task Force No. 96-18.

      We recorded amortization of deferred compensation of $2.5 million and $4.4 million for the years ended December 28, 2003 and December 29, 2002, respectively. We expect amortization of deferred compensation to decrease in 2004 due to the nature of the accelerated depreciation methodology as the options near the end of their vesting period.

     Litigation Judgment

	Year Ended	Year Ended
	December 28,	December 29,
	2003	2002	Change

	(in thousands)
Litigation judgment	$756	$8,052	(91)%

      A $7.7 million charge was recorded in June 2002 to cover total damages and estimated expenses related to a termination-of-employment lawsuit. We believe that the termination was lawful in all respects and that the verdict was unsupported by evidence presented at the trial. We plan to vigorously defend our position on appeal. A notice of appeal in this case was filed on October 10, 2002, and the appeal process is ongoing. During the appeal process, the court requires us to incur interest charges on the judgment amount at statutory rates until the case is resolved. For the years ended December 28, 2003 and December 29, 2002, we recorded litigation expense of $756,000 and $352,000, respectively, for interest.

     Interest Income

	Year Ended	Year Ended
	December 28,	December 29,
	2003	2002	Change

	(in thousands)
Interest income	$1,821	$3,805	(52%)

      Interest income on our cash and cash equivalents and investments was $1.8 million and $3.8 million for the years ended December 28, 2003 and December 29, 2002, respectively. The decrease is due to lower average levels of invested funds and lower effective interest rates.

     Interest Expense

	Year Ended	Year Ended
	December 28,	December 29,
	2003	2002	Change

	(in thousands)
Interest expense	$2,262	$2,281	(1%)

      Interest expense was $2.3 million for the years ended December 28, 2003 and December 29, 2002. Interest expense relates primarily to a $26.0 million fixed rate loan related to the purchase of our new facility during the first quarter of 2002.

     Provision for Income Taxes

      We incurred net operating losses for the years ended December 28, 2003 and December 29, 2002, and accordingly, we did not pay any federal or state income taxes. We have recorded a valuation allowance for the full amount of the resulting net deferred tax asset, as the future realization of the tax benefit is uncertain. As of December 28, 2003, we had net operating loss carryforwards for federal and state tax purposes of approximately $69.5 million and $27.0 million, respectively, which begin to expire in 2018 and 2008.

      We also had federal and state research and development tax credit carryforwards of approximately $3.1 million and $2.6 million, respectively, which begin to expire in 2018, unless previously utilized.

      Our utilization of the net operating losses and credits may be subject to substantial annual limitations pursuant to Section 382 and 383 of the Internal Revenue Code, and similar state provisions, as a result of changes in our ownership structure. These annual limitations may result in the expiration of net operating losses and credits prior to utilization.

Comparison of Years Ended December 29, 2002 and December 30, 2001

     Revenue

	Year Ended	Year Ended
	December 29,	December 30,
	2002	2001	Change

	(in thousands)
Product revenue	$4,103	$897	357%
Service revenue	3,305	99	3,238%
Research revenue	2,632	1,490	77%

Total revenue	10,040	2,486	304%

      Revenue for the years ended December 29, 2002 and December 30, 2001 was $10.0 million and $2.5 million, respectively. Product revenue increased to $4.1 million in 2002 from $0.9 million in 2001, mostly due to higher sales of oligonucleotides. SNP genotyping service revenue was $3.3 million in 2002 compared to $0.1 million in 2001 as a result of several contracts that were signed during 2002; 2001 was the first year of operations for our services and we experienced limited revenues. Government grants and other research funding increased to $2.6 million for the year ended December 29, 2002 from $1.5 million for the year ended December 30, 2001 due to a larger number of grants that were awarded to us.

     Cost of Product and Service Revenue

	Year Ended	Year Ended
	December 29,	December 30,
	2002	2001	Change

	(in thousands)
Cost of product and service revenue	3,536	557	535%

      Cost of product and service revenue for the years ended December 29, 2002 and December 30, 2001 was $3.5 million and $0.6 million, respectively. The increase was driven by the increased sales of products and services. Gross margins on product and service revenues were 52% in 2002, versus 44% in 2001, driven by a more favorable cost structure in oligo manufacturing.

     Research and Development

	Year Ended	Year Ended
	December 29,	December 30,
	2002	2001	Change

	(in thousands)
Research and development	26,848	20,735	29%

      Research and development expenses increased $6.1 million to $26.8 million for the year ended December 29, 2002, from $20.7 million for the year ended December 30, 2001. The increase in expenses was driven primarily by higher headcount, related personnel costs and higher laboratory and manufacturing supplies required to continue development of our BeadArray technology, which is the underlying technology on which Illumina was founded. During the year ended December 29, 2002, the research expense to support our BeadArray activities increased $5.4 million over the same period in 2001. These additional research and development expenses were related to activities such as exploring and optimizing assays for various types of genetic analysis experiments, increasing the multiplexing level of our arrays, continuing development of our arrays and the scanning instrumentation required to read arrays and building up and optimizing our SNP genotyping services system. Research to support our Oligator technology platform increased $0.7 million during the year ended December 29, 2002, as compared to the year ended December 30, 2001. During 2002, we introduced upgrades to our Oligator technology that significantly increased capacity and quality while reducing manufacturing cost.

      Stock based compensation related to research and development employees and consultants was $2.4 million for the year ended December 29, 2002 as compared to $3.1 million for the year ended December 30, 2001.

     Selling, General and Administrative Expenses

	Year Ended	Year Ended
	December 29,	December 30,
	2002	2001	Change

	(in thousands)
Selling, general and administrative	9,099	5,663	61%

      Selling, general and administrative expenses increased $3.4 million to $9.1 million for the year ended December 29, 2002, from $5.7 million for the year ended December 30, 2001. A portion of this increase is due to higher legal expenses related to a termination-of-employment lawsuit as well as higher legal expenses related to securing patents. The remaining increase was due to increases in the sales and marketing costs required to expand and support our custom oligonucleotide sales and SNP genotyping services operations.

      Stock based compensation related to selling, general and administrative employees, directors and consultants was $2.0 million for the year ended December 29, 2002 as compared to $2.7 million for the year ended December 30, 2001.

     Amortization of Deferred Compensation and Other Stock-Based Compensation Charges

	Year Ended	Year Ended
	December 29,	December 30,
	2002	2001	Change

	(in thousands)
Amortization of deferred compensation and other stock-based compensation charges	4,360	5,850	(25%)

      In connection with the grant of stock options and sale of restricted common stock to employees, founders and directors through July 27, 2000, we recorded deferred compensation of approximately $17.7 million. We recorded amortization of this deferred compensation of $4.4 million and $5.9 million for the years ended December 29, 2002 and December 30, 2001, respectively.

     Interest Income

	Year Ended	Year Ended
	December 29,	December 30,
	2002	2001	Change

	(in thousands)
Interest income	3,805	6,198	(39%)

      Interest income on our cash and cash equivalents and investments was $3.8 million and $6.2 million for the years ended December 29, 2002 and December 30, 2001, respectively. Interest income decreased in 2002 due to lower average levels of invested funds and lower effective interest rates.

     Interest Expense

	Year Ended	Year Ended
	December 29,	December 30,
	2002	2001	Change

	(in thousands)
Interest expense	2,281	702	225%

      Interest expense was $2.3 million for the year ended December 29, 2002 as compared to $0.7 million for the year ended December 30, 2001. Interest expense for the year ended December 29, 2002 resulted primarily from a $26.0 million loan related to the purchase of our new facility during the first quarter of 2002.

Liquidity and Capital Resources

      As of December 28, 2003, we had cash, cash equivalents and investments (including restricted cash and investments of $100,000) of approximately $32.9 million. In addition, we had long term restricted investments of $12.2 million. We currently invest our funds in U.S. dollar based investment-grade corporate and government debt securities with average maturities of approximately 22 months.

      Our operating activities used cash of $18.3 million in the year ended December 28, 2003, as compared to $25.6 million in the year ended December 29, 2002. Net cash used in operating activities in 2003 was primarily the result of a net loss from operations of $27.1 million reduced by non-cash charges of $4.5 million for depreciation and amortization and non-cash charges of $2.5 million for amortization of deferred stock compensation. Net cash used in operating activities in 2002 was primarily the result of a net loss from operations of $40.3 million reduced by an $8.1 million increase in accrued litigation judgment, non-cash charges of $4.5 million for depreciation and amortization and non-cash charges of $4.4 million for amortization of deferred stock compensation.

      Our investing activities provided cash of $28.5 million in the year ended December 28, 2003 as compared to cash used of $2.6 million in the year ended December 29, 2002. Cash provided in investing activities in the year ended December 28, 2003 was due primarily to the sale or maturity of investment securities used to provide operating funds for our business, while cash used in the year ended December 29, 2002 was due primarily to the purchase of a new facility offset by maturities of investment securities. Capital expenditures were $2.0 million in 2003 and are expected to increase $1 to $2 million in 2004.

      Our financing activities provided $0.2 million in the year ended December 28, 2003 as compared to $26.1 million in the year ended December 29, 2002. Cash provided by financing activities in the year ended December 29, 2002 resulted primarily from $26.0 million in loan proceeds related to the purchase of our new facility.

      In June 2002, we recorded a $7.7 million charge to cover total damages and estimated expenses related to a termination-of-employment lawsuit. As a result of our decision to appeal the ruling, we filed a surety bond with the court on October 25, 2002 of 1.5 times the judgment amount, or approximately $11.3 million. Under the terms of the bond, we are required to maintain a letter of credit for 90% of the bond amount to secure the bond. Further, we were required to deposit approximately $12.5 million of marketable securities as collateral for the letter of credit and accordingly, these funds will be restricted from use for corporate purposes until the appeal process is completed. If a judgment is due, we expect payment will occur within 12 to 18 months.

      As of the end of 2003, we had funding remaining under existing NIH grants of approximately $6.5 million, including $5.4 million available under the International HapMap Project. All of these amounts are scheduled to be paid in 2004, subject to the actual amount of activities we perform under these grants.

      Based on our current operating plans, we expect that our current cash and cash equivalents, investments, revenues from sales and funding from grants will be sufficient to fund our anticipated operating needs for at least 18 to 24 months. Operating needs include the planned costs to operate our business including amounts required to fund working capital and capital expenditures. At the current time, we have no material commitments for capital expenditures. However, our future capital requirements and the adequacy of our available funds will depend on many factors, including our ability to successfully commercialize our SNP genotyping laboratory and gene expression systems and extensions to those products and to expand our oligonucleotide and SNP genotyping services product lines, scientific progress in our research and development programs, the magnitude of those programs, competing technological and market developments, the successful resolution of our legal proceedings with Applied Biosystems and the successful resolution of our appeal in a termination of employment lawsuit. Therefore, we may require additional funding within this time frame and the additional funding, if needed, may not be available on terms that are acceptable to us, or at all. Further, any additional equity financing may be dilutive to our then existing stockholders and may adversely affect their rights.

      On December 23, 2003, we filed a shelf registration statement that would allow us to raise up to $65 million of funding through the sale of common stock in one or more transactions. We currently do not have formal arrangements to sell securities under the registration statement, but if market and other business conditions become favorable within the next several months, we could put such arrangements in place and attempt to raise at least a portion of the funds covered by the registration statement.

Contractual Obligations

      In April 2000, we entered into a $3.0 million loan arrangement to be used at our discretion to finance purchases of capital equipment, $1.7 million of which remains available at December 28, 2003.

      In January 2002, we purchased two newly constructed buildings and assumed a $26.0 million, 10-year mortgage on the property at a fixed interest rate of 8.36% which calls for principal and interest payments of approximately $2.5 million per year until the loan expires in January 2012 at which time a balloon payment of $21.2 million will be due.

      We also lease office space under non-cancelable operating leases that expire at various times through December 2006. These leases contain renewal options ranging from 2 to 3 years.

      As of December 28, 2003, our contractual obligations are (in thousands);

	Payments Due by Period

		Less than			More than
Contractual Obligation	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long term debt	$41,519	$2,508	$5,016	$5,016	$28,979
Capital lease obligations	263	263	—	—	—
Operating leases	462	360	65	37	—

Total	$42,244	$3,131	$5,081	$5,053	$28,979

Critical Accounting Policies

      Revenue Recognition. We recognize revenue in accordance with the guidelines established by SEC Staff Accounting Bulletin (SAB) No. 101. Under SAB 101, revenue cannot be recorded until all of the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. Product revenue consists of sales of oligonucleotides, array matrices, assay reagents, genotyping systems and gene expression systems. Service revenue consists of revenue received for performing genotyping services. Revenue for product sales is recognized generally upon shipment and transfer of title to the customer, provided no significant obligations remain and collection of the receivables is reasonably assured. BeadLab genotyping system revenue is recognized when earned, which is generally upon shipment, installation, training and fulfillment of contractually defined acceptance criteria. Reserves are provided for anticipated product warranty expenses at the time the associated revenue is recognized. Revenue for genotyping services is recognized generally at the time the genotyping analysis data is delivered to the customer. We have been awarded $9.1 million from the National Institutes of Health to perform genotyping services in connection with the International HapMap Project. A portion of the revenue from this project is earned at the time the related costs are incurred while the remainder of the revenue is earned upon the delivery of genotyping data. Research revenue consists of amounts earned under research agreements with government grants, which is recognized in the period during which the related costs are incurred. All revenues are recorded net of any applicable allowances for returns or discounts.

      We received $10 million of non-refundable research funding from Applied Biosystems in connection with a licensing and development contract entered into in 1999. This amount was originally recorded as deferred revenue in accordance with the provisions of SAB 101 and would have been recognized as revenue at a contractually defined rate of 25% of the defined operating profit earned from sales of the products covered by the collaboration agreement, had such sales occurred. At present, we do not believe a collaboration product will be commercialized under the partnership agreement, and there are legal proceedings between the parties as more fully described in “Risk Factors.” The $10 million of research funding has been reclassified to an advance payment from former collaborator until the legal proceedings have been resolved.

      Cash & Investments. We invest our excess cash balances in marketable debt securities, primarily government securities and corporate bonds and notes, with strong credit ratings. We classify our investments as “Available-for-Sale” under SFAS 115 and record such investments at the estimated fair value in the balance sheet, with gains and losses, if any, reported in stockholders’ equity. We periodically review our investments for other than temporary impairment.

Recently Issued Accounting Standards

      In November 2002, the FASB Emerging Issues Task Force issued its consensus concerning Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be measured and allocated to the identified accounting units. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our consolidated financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133 and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003, and to certain pre-existing contracts. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments; (a) mandatorily redeemable shares which the issuing company is obligated to buy back in exchange for cash or other assets, (b) put options and forward purchase contracts that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, and (c) obligations that can be settled with shares, the monetary value of which is fixed, ties solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and for all periods beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on our consolidated financial statements.

      In December 2003, the FASB issued a revision to FASB Interpretation No. 46 (“FIN 46R”), Consolidation of Variable Interest Entities. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources to the entity to support its activities. FIN 46R is effective immediately for all new variable interest entities created or acquired after December 31, 2003. The adoption of FIN 46 is not expected to have a material impact on our consolidated financial statements.

PLAN OF DISTRIBUTION

      We may sell the common stock:

•	to or through one or more underwriters or dealers;

•	directly to purchasers, through agents; or

•	through a combination of any of these methods of sale.

      We may distribute the common stock:

•	from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

      We will describe the method of distribution of the common stock in the applicable prospectus supplement. Furthermore, if applicable, we will file a post-effective amendment to the registration statement of which this prospectus is a part for the purpose of naming the underwriter(s) involved in such offering.

      We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement. Furthermore, if applicable, we will file a post-effective amendment to the registration statement of which this prospectus is a part for the purpose of providing, among other things, a description of the terms to be established by any auction, a summary of the auction process and a fair and accurate description, or screen shots, of the Internet web pages that investors participating in the auction will see prior to the auction.

      Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of the common stock). In addition, underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/ or commissions from the purchasers for whom they act as agent. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act of 1933, as amended. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      We may enter into agreements that provide for indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or for contribution with respect to payments made by the underwriters, dealers or agents and to reimburse these persons for certain expenses.

      We may grant underwriters who participate in the distribution of the common stock an option to purchase additional shares of common stock to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

      In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase common stock for the purpose of stabilizing its market price.

      The underwriters in an offering of the common stock may make “short sales” of shares of our common stock and may purchase shares of our common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. There are two types of short sales: “covered” short sales and “naked” short sales. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares in the offering. In contrast, “naked” short sales are sales in excess of the overallotment option. In general, a naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the market price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

      The method by which underwriters may close out short sales depends on the type of short sale involved. To close out a covered short position, underwriters may either exercise their overallotment option or purchase shares of our common stock in the open market. In determining the source of shares to close out a covered short position, underwriters may consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. To close out a naked short position, underwriters must purchase shares in the open market. In addition, any managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the common stock that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market.

      Any of the “short sale” or “penalty bids” transactions described in the foregoing paragraphs or comparable purchase transactions that are described in any accompanying prospectus supplement may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of the our common stock may be higher than the price that might otherwise exist in the open market. None of the transactions described in the foregoing paragraphs or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon by Heller Ehrman White & McAuliffe LLP. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 28, 2003 and December 29, 2002, and for each of the three years in the period ended December 28, 2003, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on form 10-K for the year ended December 29, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange

Commission’s website at http://www.sec.gov. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission’s Public Reference Room.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents previously filed by us with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, are hereby incorporated by reference in this prospectus and made a part hereof:

•	Our Annual Report on Form 10-K for the year ended December 29, 2002, as filed with the SEC on March 27, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 2003, June 29, 2003 and September 28, 2003, as filed with the SEC on May 6, 2003, August 4, 2003 and November 4, 2003, respectively;

•	Our Current Reports on Form 8-K filed with the SEC on January 13, 2004 and January 27, 2004;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 14, 2000 under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description; and

•	The description of our preferred stock purchase rights contained in our registration statement on Form 8-A filed with the SEC on May 14, 2001 under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

      All documents filed with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

      Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Illumina, Inc., 9885 Towne Centre Drive, San Diego, California 92121, attn: Chief Financial Officer, (858) 202-4500.

      We have authorized no one to provide you with any information that differs from that contained in this prospectus or in the accompanying prospectus supplement. Accordingly, you should only rely on the information contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Illumina, Inc.

      We have audited the accompanying consolidated balance sheets of Illumina, Inc. as of December 28, 2003 and December 29, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 28, 2003, December 29, 2002 and December 30, 2001. Our audits also include the financial statement schedule included on page S-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Illumina, Inc. at December 28, 2003 and December 29, 2002, and the results of its operations and its cash flows for the years ended December 28, 2003, December 29, 2002 and December 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

San Diego, California

January 23, 2004

ILLUMINA, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 28,	December 29,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$12,465	$2,037
Investments, available for sale	20,317	51,727
Restricted cash and investments	100	12,530
Accounts receivable, net	4,549	3,253
Interest receivable	249	478
Inventory, net	2,022	2,299
Prepaid expenses and other current assets	716	495

Total current assets	40,418	72,819
Property and equipment, net	45,777	48,279
Long-term restricted investments	12,191	—
Intangible and other assets, net	848	808

Total assets	$99,234	$121,906

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,030	$1,770
Accrued liabilities	5,540	3,798
Accrued litigation judgment	—	8,052
Current portion of long-term debt	366	340
Current portion of equipment financing	253	337

Total current liabilities	8,189	14,297
Long-term debt, less current portion	24,999	25,367
Noncurrent portion of equipment financing	—	253
Advance payment from former collaborator (see note 6)	10,000	10,000
Litigation judgment	8,658	—
Other long term liabilities	—	245
Commitments
Stockholders’ equity:
Common stock, $.01 par value, 120,000,000 shares authorized, 32,886,693 shares issued and outstanding at December 28, 2003, 32,500,222 shares issued and outstanding at December 29, 2002	329	325
Additional paid-in capital	165,314	164,483
Deferred compensation	(1,103)	(3,617)
Accumulated other comprehensive income	335	977
Accumulated deficit	(117,487)	(90,424)

Total stockholders’ equity	47,388	71,744

Total liabilities and stockholders’ equity	$99,234	$121,906

See accompanying notes.

ILLUMINA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	Year Ended	Year Ended	Year Ended
	December 28,	December 29,	December 30,
	2003	2002	2001

Revenue
Product revenue	$18,378	$4,103	$897
Service revenue	6,496	3,305	99
Research revenue	3,161	2,632	1,490

Total revenue	28,035	10,040	2,486
Costs and expenses:
Cost of product and service revenue	10,037	3,536	557
Research and development	22,511	26,848	20,735
Selling, general and administrative	18,899	9,099	5,663
Amortization of deferred compensation and other stock-based compensation charges	2,454	4,360	5,850
Litigation judgment	756	8,052	—

Total costs and expenses	54,657	51,895	32,805

Loss from operations	(26,622)	(41,855)	(30,319)
Interest income	1,821	3,805	6,198
Interest expense	(2,262)	(2,281)	(702)

Net loss	$(27,063)	$(40,331)	$(24,823)

Net loss per share, basic and diluted	$(0.85)	$(1.31)	$(0.83)

Shares used in calculating net loss per share, basic and diluted	31,925	30,890	29,748

The composition of stock-based compensation is as follows:
Research and development	$1,289	$2,399	$3,114
Selling, general and administrative	1,165	1,961	2,736

	$2,454	$4,360	$5,850

See accompanying notes.

ILLUMINA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

(In thousands)

	Common stock		Additional		Accumulated other		Total
			paid-in	Deferred	comprehensive	Accumulated	stockholders’
	Shares	Amount	capital	compensation	income (loss)	deficit	equity

Balance at December 31, 2000	31,965	$320	$163,079	$(14,029)	$—	$(25,270)	$124,100
Issuance of common stock for cash, net of repurchased shares	269	2	913	—	—	—	915
Amortization of deferred compensation	—	—	—	5,850	—	—	5,850
Reversal of deferred compensation related to unvested stock options and restricted stock of terminated employees	—	—	(96)	96	—	—	—
Comprehensive loss:
Unrealized gain on investments	—	—	—	—	749	—	749
Net loss	—	—	—	—	—	(24,823)	(24,823)

Comprehensive loss	—	—	—	—	—	—	(24,074)

Balance at December 30, 2001	32,234	322	163,896	(8,083)	749	(50,093)	106,791
Issuance of common stock for cash, net of repurchased shares	266	3	693	—	—	—	696
Amortization of deferred compensation	—	—	—	4,360	—	—	4,360
Reversal of deferred compensation related to unvested stock options and restricted stock of terminated employees	—	—	(106)	106	—	—	—
Comprehensive loss:
Unrealized gain on investments	—	—	—	—	228	—	228
Net loss	—	—	—	—	—	(40,331)	(40,331)

Comprehensive loss	—	—	—	—	—	—	(40,103)

Balance at December 29, 2002	32,500	325	164,483	(3,617)	977	(90,424)	71,744
Issuance of common stock for cash	408	4	899	—	—	—	903
Repurchase of restricted common stock	(21)	—	(8)	—	—	—	(8)
Amortization of deferred compensation	—	—	12	2,442	—	—	2,454
Reversal of deferred compensation related to unvested stock options and restricted stock of terminated employees	—	—	(72)	72	—	—	—
Comprehensive loss:
Unrealized loss on investments	—	—	—	—	(702)	—	(702)
Foreign currency translation adjustment	—	—	—	—	60	—	60
Net loss	—	—	—	—	—	(27,063)	(27,063)

Comprehensive loss	—	—	—	—	—	—	(27,705)

Balance at December 28, 2003	32,887	$329	$165,314	$(1,103)	$335	$(117,487)	$47,388

ILLUMINA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended	Year Ended	Year Ended
	December 28,	December 29,	December 30,
	2003	2002	2001

Cash flows from operating activities
Net loss	$(27,063)	$(40,331)	$(24,823)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,545	4,531	1,474
Loss on disposal of property and equipment	175	—	—
Amortization of premium on investments	432	609	439
Amortization of deferred compensation and other stock-based compensation charges	2,454	4,360	5,850
Changes in operating assets and liabilities:
Accounts receivable	(1,296)	(2,878)	(119)
Interest receivable	229	413	(215)
Inventory	277	(1,328)	(900)
Prepaid expenses and other current assets	(221)	(258)	(39)
Advance payment from former collaborator	—	—	5,000
Other assets	(151)	211	166
Accounts payable	260	(205)	1,248
Accrued liabilities	1,742	1,262	718
Accrued litigation judgment	606	8,052	—
Other long term liabilities	(245)	(31)	276

Net cash used in operating activities	(18,256)	(25,593)	(10,925)
Cash flows from investing activities
Purchase of investment securities	(1,940)	(116,568)	(166,762)
Sales and maturities of investment securities	32,456	141,551	80,068
Purchase of property and equipment	(2,032)	(26,830)	(14,972)
Acquisition of intangible assets	(16)	(794)	—

Net cash provided by (used in) investing activities	28,468	(2,641)	(101,666)
Cash flows from financing activities
Proceeds from long-term debt	—	26,000	—
Payments on long-term debt	(342)	(293)	—
Payments of equipment financing	(337)	(297)	(261)
Proceeds from issuance of common stock, net of repurchased shares	895	696	915

Net cash provided by financing activities	216	26,106	654

Net increase (decrease) in cash and cash equivalents	10,428	(2,128)	(111,937)
Cash and cash equivalents at beginning of the year	2,037	4,165	116,102

Cash and cash equivalents at end of the year	$12,465	$2,037	$4,165

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$2,222	$2,263	$133

See accompanying notes.

ILLUMINA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.	Organization and Summary of Significant Accounting Policies

Organization and Business

      Illumina, Inc. (the “Company”) was incorporated on April 28, 1998. The Company is developing next-generation tools that will permit the large-scale analysis of genetic variation and function. The information provided by these analyses will help to enable the development of personalized medicine, a key goal of genomics. The Company believes its proprietary BeadArrayTMtechnology will provide the throughput, cost effectiveness and flexibility necessary to enable researchers in the life sciences and pharmaceutical industries to perform the billions of tests necessary to extract medically valuable information from advances in genomics. This information is expected to correlate genetic variation and gene function with particular disease states, enhancing drug discovery, allowing diseases to be detected earlier and more specifically and permitting better choices of drugs for individual patients.

Basis of Presentation

      The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses incurred during the reporting period. Actual results could differ from those estimates

Certain Risks and Uncertainties

      As further discussed in Note 6, Applied Biosystems sent a notification to the Company alleging that the Company had breached the joint development agreement entered into in November 1999 and seeking to compel arbitration pursuant to that agreement. This notification alleged that the Company’s production-scale genotyping products and services are collaboration products developed under the joint development agreement, and that the Company’s commercial activities with respect to its genotyping products and services are unlawful, unfair or fraudulent. Among other relief, Applied Biosystems is seeking compensatory damages of $30 million, disgorgement of all revenues received from sales of these products and services and a prohibition of future sales of these products or services. The Company has been directed to enter into a binding arbitration with Applied Biosystems to resolve the dispute, which could be completed as early as June 2004. This arbitration could result in a range of potential outcomes, based solely on the judgment and discretion of the arbitrator, including (1) the award of all damages and injunctive relief sought by Applied Biosystems; (2) the award of all damages and relief sought by the Company; or (3) a partial award of damages and/or injunctive relief to either party. The Company has not accrued for any potential losses in this case because it believes that an adverse determination is not probable, and potential losses cannot be reasonably estimated. In addition, the Company’s financial statements include a $10 million advance payment from Applied Biosystems that would have been deducted from the profits otherwise payable to the Company from Applied Biosystems had the collaboration been successful and which could offset the impact on the Company’s consolidated results of operations of an adverse arbitration determination up to that amount. However, any unfavorable arbitration determination, and in particular any significant cash amounts required to be paid by the Company or prohibition of the sale of its products or services, could result in a material adverse effect on the Company’s business, financial condition and results of operations.

Cash and Cash Equivalents

      Cash and cash equivalents are comprised of highly liquid investments with a remaining maturity of less than three months from the date of purchase.

Investments

      The Company applies Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, to its investments. Under SFAS No. 115, the Company classifies its investments as “Available-for-Sale” and records such assets at estimated fair value in the balance sheet, with unrealized gains and losses, if any, reported in stockholders’ equity. The Company invests its excess cash balances in marketable debt securities, primarily government securities and corporate bonds and notes, with strong credit ratings. The Company limits the amount of investment exposure as to institutions, maturity and investment type. The cost of securities sold is determined based on the specific identification method. Gross realized gains totaled $342,693 and $810,201 for the years ended December 28, 2003 and December 29, 2002, respectively. Gross realized losses totaled $141 and $27,467 for the years ended December 28, 2003 and December 29, 2002, respectively.

Restricted Cash and Investments

      At December 28, 2003, restricted cash and investments consist of $100,000 in a money market fund for a bond deposit with the San Diego Superior Court related to the Applied Biosystems litigation (see note 6). At December 29, 2002, restricted cash and investments also included securities that are used as collateral against a letter of credit that have since been classified as long term.

      Long-term restricted investments consist of corporate debt securities that are used as collateral against a letter of credit (see note 7).

Fair Value of Financial Instruments

      Financial instruments, including cash and cash equivalents, investments, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which management believes approximates fair value.

Collectibility of Accounts Receivable

      We evaluate the collectibility of our trade and financing receivables based on a combination of factors. We regularly analyze our customer accounts, and, when we become aware of a specific customer’s inability to meet its financial obligations to us, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on historical experience. We re-evaluate such reserves on a regular basis and adjust our reserves as needed.

Inventories

      Inventories are stated at the lower of standard cost (which approximates actual cost) or market. Inventory includes raw materials and finished goods that may be used in the research and development process and such items are expensed as consumed.

Property and Equipment

      Property and equipment are stated at cost, subject to review of impairment, and depreciated over the estimated useful lives of the assets (generally three to seven years for equipment and five to forty years for buildings) using the straight-line method. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful life of the related assets.

License Agreements

      Intangible assets consist of three license agreements. In accordance with Accounting Principles Board (“APB”) Opinion No. 17, Accounting for Intangible Assets, license agreements are recorded at cost. The rights related to one of the license agreements are amortized over its estimated useful life (five years) and the rights related to the other two agreements are amortized based on sales of related product and are expected to be fully amortized by the end of fiscal 2005. The cost of these license agreements was $809,450 and the Company has amortized $193,333 through December 28, 2003. Amortization expense for the years ending December 28, 2003 and December 29, 2002 was $185,000 and $8,333, respectively. The Company recorded no amortization expense related to these license agreements in the year ended December 30, 2001.

Long-Lived Assets

      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the future discounted cash flows associated with the use of the asset and adjusts the value of the asset accordingly. While the Company’s current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets recorded at December 28, 2003 will exceed the assets’ carrying value, and accordingly the Company has not recognized any impairment losses through December 28, 2003.

Reserve for Product Warranties

      The Company generally provides a one year warranty on genotyping and gene expression systems. At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with system sales. This expense is recorded as a component of cost of revenue.

Revenue Recognition

      The Company records revenue in accordance with the guidelines established by SEC Staff Accounting Bulletin No. 101 (“SAB 101”). Under SAB 101, revenue cannot be recorded until all the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. Product revenue consists of sales of oligonucleotides, array matrices, assay reagents, genotyping systems and gene expression systems. Service revenue consists of revenue received for performing SNP genotyping services. Revenue for product sales is recognized generally upon shipment and transfer of title to the customer, provided no significant obligations remain and collection of the receivables is reasonably assured. BeadLab genotyping system revenue is recognized when earned, which is generally upon shipment, installation, training and fulfillment of contractually defined acceptance criteria. Reserves are provided for anticipated product warranty expenses at the time the associated revenue is recognized. Revenue for genotyping services is recognized generally at the time the genotyping analysis data is delivered to the customer. The Company has been awarded $9.1 million from the National Institutes of Health to perform genotyping services in connection with the International HapMap Project. A portion of the revenue from this project is earned at the time the related costs are incurred while the remainder of the revenue is earned upon the delivery of genotyping data. Research revenue consists of amounts earned under research agreements with government grants, which is recognized in the period during which the related costs are incurred. All revenues are recognized net of applicable allowances for returns or discounts.

      The Company received $10 million of non-refundable research funding from Applied Biosystems in connection with a licensing and development contract entered into in 1999. This amount was originally recorded as deferred revenue in accordance with the provisions of SAB 101 and would have been recognized as revenue at a contractually defined rate of 25% of the defined operating profit earned from sales of the products covered by the collaboration agreement, had such sales occurred. At present, the Company does not believe a collaboration product will be commercialized under the partnership agreement, and there are legal proceedings between the parties as more fully described in Note 6. The $10 million of research funding has been reclassified to an advance payment from former collaborator until the legal proceedings have been resolved.

Shipping and Handling Expenses

      Shipping and handling expenses are included in cost of product sales and totaled approximately $143,000, $50,000 and $9,000 for the years ended December 28, 2003, December 29, 2002 and December 30, 2001, respectively.

Research and Development

      Expenditures relating to research and development, including costs related to patent prosecution, are expensed in the period incurred.

Software Development Costs

      The Company applies Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, to capitalize costs related to marketed software. To date, the Company has only marketed software that is an incidental component to its SNP genotyping and gene expression systems. Accordingly, the Company capitalizes software costs that are incurred after the later of 1) the establishment of technological feasibility of the software or 2) the completion of all research and development activities for the other components of the product. Through December 28, 2003, the period between achieving either of these milestones and the general release date of the products has been very brief and production costs thereafter were not significant. Accordingly, the Company has not capitalized any qualifying software development costs in the accompanying consolidated financial statements. The costs of developing routine enhancements are expensed as research and development costs as incurred because of the short time between the determination of technological feasibility and the date of general release of the related products.

      The Company applies Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. For the years ended 2003 and 2002, the Company capitalized approximately $94,000 and $833,000, respectively, in costs incurred to acquire and develop software associated with the implementation of its Enterprise Resource Planning and Laboratory Information Management systems. These costs are amortized over the estimated useful life of the software of seven years, beginning when the software is ready for its intended use.

Advertising Costs

      The Company expenses advertising costs as incurred. Advertising costs were approximately $440,000 for 2003, $267,000 for 2002 and $57,000 for 2001.

Income Taxes

      A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities, as well as the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred income tax expense is generally the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when realizability of deferred tax assets is uncertain. The effect of tax rate changes is reflected in tax expense during the period in which such changes are enacted.

Foreign Currency Translation

      The functional currencies of the Company’s wholly owned subsidiaries are their respective local currencies. Accordingly, all balance sheet accounts of these operations are translated to U.S. dollars using the exchange rates in effect at the balance sheet date, and revenues and expenses are translated using the average exchange rates in effect during the period. The gains and losses from foreign currency translation of these subsidiaries’ financial statements are recorded directly as a separate component of stockholders’ equity under the caption “Accumulated other comprehensive income.”

Stock-Based Compensation

      At December 28, 2003, the Company has three stock-based employee and non-employee director compensation plans, which are described more fully in Note 5. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for common stock options granted, and restricted stock sold, to employees, founders and directors using the intrinsic value method and, thus, recognizes no compensation expense for options granted, or restricted stock sold, with exercise prices equal to or greater than the fair value of the Company’s common stock on the date of the grant. The Company has recorded deferred stock compensation related to certain stock options, and restricted stock, which were granted prior to the Company’s initial public offering with exercise prices below estimated fair value (see Note 5), which is being amortized on an accelerated amortization methodology in accordance with Financial Accounting Standards Board Interpretation Number (“FIN”) 28.

      Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options and employee stock purchases under the fair value method of that statement. The fair value for these options was estimated at the dates of grant using the fair value option pricing model (Black Scholes) with the following weighted-average assumptions for 2003, 2002 and 2001:

	Year Ended	Year Ended	Year Ended
	December 28,	December 29,	December 30,
	2003	2002	2001

Weighted average risk-free interest rate	3.03%	3.73%	4.65%
Expected dividend yield	0%	0%	0%
Weighted average volatility	103%	104%	119%
Estimated life (in years)	5	5	5
Weighted average fair value of options granted	$3.31	$4.39	$7.51

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company’s pro forma information is as follows (in thousands except per share amounts):

	Year Ended	Year Ended	Year Ended
	December 28,	December 29,	December 30,
	2003	2002	2001

Net loss as reported	$(27,063)	$(40,331)	$(24,823)
Add: Stock-based compensation expense recorded	2,454	4,360	5,850
Less: Assumed stock compensation expense	(8,576)	(8,479)	(7,059)

Pro forma net loss	$(33,185)	$(44,450)	$(26,032)

Basic and Diluted net loss per share:
As reported	$(0.85)	$(1.31)	$(0.83)
Pro forma	$(1.04)	$(1.44)	$(0.88)

      The pro forma effect on net loss presented is not likely to be representative of the pro forma effects on reported net income or loss in future years because these amounts reflect less than five years of vesting.

      Deferred compensation for options granted, and restricted stock sold, to consultants has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted, and restricted stock sold, to consultants are periodically remeasured as the underlying options vest.

Comprehensive Loss

      In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company has disclosed comprehensive loss as a component of stockholders’ equity.

Net Loss per Share

      Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, Earnings per Share, for all periods presented. In accordance with SFAS No. 128, basic and net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net loss per share is typically computed using the weighted average number of common and dilutive common equivalent shares from stock options using the treasury stock method. However, for all periods presented, diluted net loss per share is the same as basic net loss per share because the Company reported a net loss and therefore the inclusion of weighted average shares of common stock issuable upon the exercise of stock options would be antidilutive.

	Year Ended	Year Ended	Year Ended
	December 28,	December 29,	December 30,
	2003	2002	2001

	(In thousands)
Weighted-average shares outstanding	32,733	32,390	32,136
Less: Weighted-average shares of common stock subject to repurchase	(808)	(1,500)	(2,388)

Weighted-average shares used in computing net loss per share, basic and diluted	31,925	30,890	29,748

      The total number of shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for options and warrants, was 5,809,649, 5,556,455 and 5,352,950 for the years ended December 28, 2003, December 29, 2002 and December 30, 2001, respectively.

Fiscal Year

      The Company’s fiscal year is 52 or 53 weeks ending the Sunday closest to December 31.

Effect of New Accounting Standards

      In November 2002, the FASB Emerging Issues Task Force (“EITF”) issued its consensus concerning Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be measured and allocated to the identified accounting units. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company’s consolidated financial statements.

      In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a liability to be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company’s consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133 and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003, and to certain pre-existing contracts. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments; (a) mandatorily redeemable shares which the issuing company is obligated to buy back in exchange for cash or other assets, (b) put options and forward purchase contracts that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, and (c) obligations that can be settled with shares, the monetary value of which is fixed, ties solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and for all periods beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s consolidated financial statements.

      In December 2003, the FASB issued a revision to FASB Interpretation No. 46 (“FIN 46R”), Consolidation of Variable Interest Entities. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources to the entity to support its activities. FIN 46R is effective immediately for all new variable interest entities created or acquired after December 31, 2003. The adoption of FIN 46 is not expected to have a material impact on the Company’s consolidated financial statements.

2.	Balance Sheet Account Details

      Investments, including restricted investments, consist of the following (in thousands):

	December 28, 2003

	Amortized	Gross Unrealized	Gross Unrealized
	Cost	Gain	Loss	Market Value

US Treasury securities	$6,340	$253	$—	$6,593
Corporate debt securities	13,480	244	—	13,724

	19,820	497	—	20,317
Long term restricted corporate debt securities	12,413	—	(222)	12,191

Total	$32,233	$497	$(222)	$32,508

	December 29, 2002

	Amortized	Gross Unrealized	Gross Unrealized
	Cost	Gain	Loss	Market Value

US Treasury securities	$9,359	$113	$—	$9,472
Corporate debt securities	41,328	961	(34)	42,255

	50,687	1,074	(34)	51,727
Restricted corporate debt securities	12,493	—	(63)	12,430

Total	$63,180	$1,074	$(97)	$64,157

      Investment maturities at December 28, 2003 are as follows:

		Market Value
		Long-Term
		Restricted
	Investments	Investments	Total

Within one year	$3,280	$—	$3,280
After one year through five years	14,549	12,191	26,740
After five years through ten years	685	—	685
Mortgage backed securities	1,803	—	1,803

Total	$20,317	$12,191	$32,508

      Accounts receivable consist of the following (in thousands):

	December 28,	December 29,
	2003	2002

Accounts receivable from product and service sales	$4,388	$3,076
Accounts receivable from government grants	260	263
Other receivables	79	59

	4,727	3,398
Allowance for doubtful accounts	(178)	(145)

Total	$4,549	$3,253

      Inventory consists of the following (in thousands):

	December 28,	December 29,
	2003	2002

Raw materials	$829	$1,552
Work in process	931	407
Finished goods	262	340

Total	$2,022	$2,299

      Property and equipment consist of the following (in thousands):

	December 28,	December 29,
	2003	2002

Land	$10,361	$10,361
Buildings	29,479	29,477
Leasehold improvements	174	—
Laboratory and manufacturing equipment	9,221	8,373
Computer equipment and software	5,130	4,599
Furniture and fixtures	1,966	1,821

	56,331	54,631
Accumulated depreciation and amortization	(10,554)	(6,352)

Total	$45,777	$48,279

      Accrued liabilities consist of the following (in thousands):

	December 28,	December 29,
	2003	2002

Compensation	$2,608	$2,156
Professional fees	1,437	965
Taxes	523	366
Reserve for product warranties	230	—
Other	742	311

Total	$5,540	$3,798

3.	Warranties

      The Company generally provides a one year warranty on genotyping and gene expression systems. At the time revenue is recognized, the Company establishes an accrual for estimated warranty expenses associated with system sales. This expense is recorded as a component of cost of revenue.

      Changes in the Company’s warranty liability during the year ended December 28, 2003 are as follows (in thousands):

Balance at December 29, 2002	$—
Additions charged to cost of revenue	230

Balance at December 28, 2003	$230

4.	Commitments and Long-term Debt

Building Loan

      In July 2000, the Company entered into a 10-year lease to rent space in two newly constructed buildings that are now occupied by the Company. That lease contained an option to purchase the buildings together with certain adjacent land that has been approved for construction of an additional building. The Company exercised that option and purchased the properties in January 2002 and assumed a $26 million, 10-year mortgage on the property at a fixed interest rate of 8.36%. The Company is required to make monthly payments of $208,974 representing interest and principal through February 2012 at which time a balloon payment of $21.2 million will be due.

      At December 28, 2003, annual future minimum payments under the building loan are as follows (in thousands):

2004	$2,508
2005	2,508
2006	2,508
2007	2,508
2008	2,508
Thereafter	28,979

Total minimum payments	41,519
Less amount representing interest	(16,154)

Total present value of minimum payments	25,365
Less current portion	(366)

Non-current portion	$24,999

      The Company leases approximately 19,000 square feet of space to a tenant under a lease expiring in June 2004. Rental income is recorded as an offset to the Company’s allocated overhead costs. For the years ended December 28, 2003, December 29, 2002, and December 30, 2001, rental income was $695,282, $679,468 and $108,812, respectively.

Capital Leases

      In April 2000, the Company entered into a $3,000,000 loan arrangement to be used at its discretion to finance purchases of capital equipment. The loan is secured by the capital equipment financed. As of December 28, 2003, $1,682,318 remains available under this loan arrangement. Cost and accumulated depreciation of equipment under capital leases at December 28, 2003 is $1,287,789 and $1,060,278, respectively. Depreciation of equipment under capital leases is included in depreciation expense.

      At December 28, 2003, annual future minimum rental payments under the Company’s capital leases are as follows (in thousands):

2004	$263

Total minimum payments	263
Less amount representing interest	(10)

Total present value of minimum payments	253
Less current portion	(253)

Non-current portion	$0

Operating Leases

      The Company leases office space under non-cancelable operating leases that expire at various times through December 2006. These leases contain renewal options ranging from 2 to 3 years. At December 28, 2003, annual future minimum payments under these operating leases are as follows (in thousands):

2004	$360
2005	65
2006	37

Total	$462

      Rent expense for the years ended December 28, 2003, December 29, 2002 and December 30, 2001 was $238,065, $141,361 and $1,495,395, respectively.

5.	Stockholders’ Equity

Common stock

      As of December 28, 2003, the Company had 32,886,693 shares of common stock outstanding, of which 4,888,500 shares were sold to employees and consultants subject to restricted stock agreements. The restricted common shares vest in accordance with the provisions of the agreements, generally over five years. All unvested shares are subject to repurchase by the Company at the original purchase price. As of December 28, 2003, 579,775 shares of common stock were subject to repurchase.

Warrants

      In connection with a lease financing facility in 1998, the Company issued the lessor warrants to purchase 43,183 shares of common stock at $.926 per share. These warrants were exercised in February 2001.

Stock Options

      In June 2000, the Company’s board of directors and stockholders adopted the 2000 Stock Plan. The 2000 Stock Plan amended and restated the 1998 Incentive Stock Plan and increased the shares reserved for issuance by 4,000,000 shares. In addition, the 2000 Stock Plan provides for an automatic annual increase in the shares reserved for issuance by the lesser of 5% of outstanding shares of the Company’s common stock on the last day of the immediately preceding fiscal year, 1,500,000 shares or such lesser amount as determined by the Company’s board of directors.

      In 1998, the Company adopted the 1998 Incentive Stock Plan (the “Plan”) and had reserved 5,750,000 shares of common stock for grants under the Plan. The Plan provided for the grant of incentive and nonstatutory stock options, stock bonuses and rights to purchase stock to employees, directors or consultants of the Company. The Plan provided that incentive stock options to be granted only to employees at no less than the fair value of the Company’s common stock, as determined by the board of directors at the date of the grant. Options generally vest 20% one year from the date of grant and ratably each month thereafter for a period of 48 months and expire ten years from date of grant. In December 1999, the Company modified the plan to allow for acceleration of vesting in the event of an acquisition or merger.

      A summary of the Company’s stock option activity from December 31, 2000 through December 28, 2003 follows:

		Weighted-
		Average
	Options	Exercise Price

Outstanding at December 31, 2000	1,507,396	$8.57
Granted	2,166,100	$8.78
Exercised	(163,523)	$0.84
Cancelled	(129,177)	$11.26

Outstanding at December 30, 2001	3,380,796	$8.97
Granted	1,467,500	$5.62
Exercised	(137,727)	$0.46
Cancelled	(287,788)	$11.81

Outstanding at December 29, 2002	4,422,781	$7.94
Granted	1,241,175	$3.31
Exercised	(102,590)	$1.25
Cancelled	(331,492)	$8.36

Outstanding at December 28, 2003	5,229,874	$6.95

      At December 28, 2003, options to purchase approximately 1,794,872 shares were exercisable and 5,536,135 shares remain available for future grant.

      Following is a further breakdown of the options outstanding as of December 28, 2003:

					Weighted
		Weighted			Average
		Average	Weighted		Exercise Price
Range of	Options	Remaining Life	Average	Options	of Options
Exercise Prices	Outstanding	in Years	Exercise Price	Exercisable	Exercisable

$0.03 — 2.62	514,311	6.45	$0.81	293,233	$0.36
$2.75 — 2.77	569,500	9.12	$2.77	92,495	$2.77
$2.91 — 4.09	723,857	9.28	$3.74	68,732	$3.72
$4.10 — 5.00	612,410	8.29	$4.57	213,594	$4.68
$5.25 — 5.99	837,000	7.87	$5.94	156,395	$5.96
$6.00 — 8.30	676,344	7.79	$7.28	290,480	$7.39
$8.35 — 10.25	637,700	7.53	$9.26	296,280	$9.29
$10.30 — 16.25	290,500	7.30	$12.50	157,839	$12.67
$18.75 — 22.56	181,500	7.02	$20.52	106,440	$20.51
$30.06 — 45.00	186,752	6.78	$30.47	119,384	$30.49

	5,229,874			1,794,872

2000 Employee Stock Purchase Plan

      In February 2000, the board of directors and stockholders adopted the 2000 Employee Stock Purchase Plan (the “Purchase Plan”). A total of 1,458,946 shares of the Company’s common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during defined offering periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. The initial offering period commenced in July 2000. In addition, the Purchase Plan provides for annual increases of shares available for issuance under the Purchase Plan beginning with fiscal 2001. 304,714, 128,721 and 64,674 shares were issued under the 2000 Employee Stock Purchase Plan during fiscal 2003, 2002 and 2001, respectively.

Deferred Stock Compensation

      Since the inception of the Company, in connection with the grant of certain stock options and sales of restricted stock to employees, founders and directors through July 25, 2000, the Company has recorded deferred stock compensation totaling approximately $17.7 million, representing the difference between the exercise or purchase price and the fair value of the Company’s common stock as estimated by the Company’s management for financial reporting purposes on the date such stock options were granted or restricted common stock was sold. Deferred compensation is included as a reduction of stockholders’ equity and is being amortized to expense over the vesting period of the options and restricted stock. During the year ended December 28, 2003, the Company recorded amortization of deferred stock compensation expense of approximately $2.5 million.

Shares Reserved for Future Issuance

      At December 28, 2003, the Company has reserved shares of common stock for future issuance as follows (in thousands):

2000 Stock Plan	10,766
2000 Employee Stock Purchase Plan	961

11,727

     Stockholder Rights Plan

      On May 3, 2001, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock of the Company. The dividend was payable on May 14, 2001 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one unit consisting of one-thousandth of a share of its Series A Junior Participating Preferred Stock at a price of $100 per unit. The Rights will be exercisable if a person or group hereafter acquires beneficial ownership of 15% or more of the outstanding common stock of the Company or announces an offer for 15% or more of the outstanding common stock. If a person or group acquires 15% or more of the outstanding common stock of the Company, each Right will entitle its holder to purchase, at the exercise price of the right, a number of shares of common stock having a market value of two times the exercise price of the right. If the Company is acquired in a merger or other business combination transaction after a person acquires 15% or more of the Company’s common stock, each Right will entitle its holder to purchase, at the Right’s then-current exercise price, a number of common shares of the acquiring company which at the time of such transaction have a market value of two times the exercise price of the right. The Board of Directors will be entitled to redeem the Rights at a price of $0.01 per Right at any time before any such person acquires beneficial ownership of 15% or more of the outstanding common stock. The rights expire on May 14, 2011 unless such date is extended or the rights are earlier redeemed or exchanged by the Company.

6.	Collaborative Agreements

     Applied Biosystems Group (part of Applera Corporation)

      In November 1999, the Company entered into a joint development agreement with Applied Biosystems Group (“Applied Biosystems”) under which the companies would jointly develop a SNP genotyping system that would combine the Company’s BeadArray technology with Applied Biosystems’ assay chemistry and scanner technology. Under this agreement, the Company was primarily responsible for developing and manufacturing the arrays and Applied Biosystems was primarily responsible for developing and manufacturing the instruments, SNP assay reagents, and software and for marketing the system worldwide. In conjunction with the agreement, Applied Biosystems purchased 1,250,000 shares of Series C convertible preferred stock at $4.00 per share. In addition, Applied Biosystems agreed to provide the Company with non-refundable research and development support of $10 million, all of which was provided by December 2001. Upon commercialization of the system, the Company would have received a share of the operating profits resulting from the sale of all of the components of these systems. The Company had originally deferred recognition of revenue from the research funding of $10 million provided by Applied Biosystems, and would have recognized such amounts as revenue at a contractually defined rate of 25% of the total profit share the Company earned from the sales of collaboration products, had such sales occurred. As of December 28, 2003 this amount has been reclassified to an advance payment from former collaborator.

      In July 2002, Applied Biosystems indicated that the planned mid-2002 launch of this genotyping system would be delayed a second time. This delay was related to Applied Biosystems’ inability to optimize and multiplex the SNP assay reagents. The Company does not believe that Applied Biosystems has any intention of continuing to develop a collaboration product with the Company, and Applied Biosystems has recently launched a competing product. As a result of the delay in developing the collaboration product, the Company launched its own production scale genotyping system in July 2002 utilizing the Company’s arrays and an independently developed scanner and assay method.

      In December 2002, Applied Biosystems filed a complaint, then later in March 2003 amended and refiled a complaint, for a patent infringement suit against the Company in the federal court in Northern California asserting infringement of several patents related to Applied Biosystems’ patented assay intended for use in the collaboration. Applied Biosystems seeks a judgment granting it damages for infringement, treble damages alleging that such infringement is willful and a permanent injunction restraining the Company from the alleged infringement. The Company has answered the complaint, asserting various defenses, including that it does not infringe the patents or that the patents are invalid, and asserting counterclaims against Applied

Biosystems seeking declaratory judgment relief related to the patents being asserted against it, and seeking damages from Applied Biosystems for its unfair and unlawful conduct which constitutes attempted monopolization in violation of the antitrust laws.

      Also in December 2002, Applied Biosystems sent a notification to the Company alleging that the Company had breached the joint development agreement entered into in November 1999 and seeking to compel arbitration pursuant to that agreement. This notification alleged that the Company’s production-scale genotyping products and services are collaboration products developed under the joint development agreement, and that the Company’s commercial activities with respect to its genotyping products and services are unlawful, unfair or fraudulent. Among other relief, Applied Biosystems is seeking compensatory damages of $30 million, disgorgement of all revenues received from sales of these products and services and a prohibition of future sales of these products or services.

      In December 2002, the Company filed a suit alleging breach of contract, breach of the implied covenant of good faith and fair dealing, unfair competition and other allegations against Applied Biosystems in San Diego Superior Court, and a motion for a temporary restraining order to prevent the arbitration of our joint development agreement sought by Applied Biosystems. In December 2003, the Company notified Applied Biosystems that it terminated the joint development agreement.

      In December 2003, after having granted temporary and preliminary injunctions staying the arbitration, the San Diego Superior Court directed Applied Biosystems and the Company to resolve the contract dispute in a binding arbitration procedure. While a definitive schedule has not yet been set, the Company believes that the arbitration process could be completed as early as June 2004. The Company will vigorously defend against the claims alleged by Applied Biosystems but the outcome of an arbitration proceeding is inherently uncertain and the Company cannot be sure that it will prevail. This arbitration could result in a range of potential outcomes, based solely on the judgment and discretion of the arbitrator, including (1) the award of all damages and injunctive relief sought by Applied Biosystems; (2) the award of all damages and relief sought by the Company; or (3) a partial award of damages and/or injunctive relief to either party. The Company has not accrued for any potential losses in this case because it believes that an adverse determination is not probable, and potential losses cannot be reasonably estimated. In addition, the Company’s financial statements include a $10 million advance payment from Applied Biosystems that would have been deducted from the profits otherwise payable to the Company from Applied Biosystems had the collaboration been successful and which could offset the impact on the Company’s consolidated results of operations of an adverse arbitration determination up to that amount. However, any unfavorable arbitration determination, and in particular any significant cash amounts required to be paid by the Company or prohibition of the sale of its products or services, could result in a material adverse effect on the Company’s business, financial condition and results of operations.

      The Company is in the early stages of proceedings in the patent case. In February 2004, the federal district court in Northern California ordered that the patent case be stayed pending completion of the arbitration process. The Company intends to vigorously defend against the claims alleged by Applied Biosystems and continue to pursue its counterclaims against Applied Biosystems. However, the Company cannot be sure that it will prevail in these matters. Any unfavorable determination, and in particular any significant cash amounts required to be paid by us or prohibition of the sale of the Company’s products or services, could result in a material adverse effect on its business, financial condition and results of operations.

     Other Agreements

      The Company is the recipient of a grant from the National Institutes of Health covering its participation in the International HapMap Project, which is a $100 million, internationally funded successor project to the Human Genome Project that will help identify a map of genetic variations that may be used to perform disease-related research. The Company could receive up to $9.1 million of funding for this project which covers basic research activities, the development of SNP assays and the genotyping to be performed on those assays. The Company recognized revenue under this grant of $3.7 million in 2003 and, as of the end of 2003, had approximately $5.4 million of funding remaining related to this project which is expected to be received in 2004, depending on the actual amount of work that is performed by the Company.

7.	Litigation Judgment

      In June 2002, the Company recorded a $7.7 million charge to cover total damages and estimated expenses awarded by a jury related to a termination-of-employment lawsuit. The Company believes that the termination was lawful in all respects and that the verdict was unsupported by evidence presented at the trial. The Company plans to vigorously defend its position on appeal. A notice of appeal in this case was filed on October 10, 2002, and the appeal process is ongoing. During the appeal process, the court requires the Company to incur interest charges on the judgment amount at statutory rates until the case is resolved. For the years ended December 28, 2003 and December 29, 2002, the Company recorded litigation expense of $756,000 and $352,000, respectively, for interest.

      As a result of the Company’s decision to appeal the ruling, the Company filed a surety bond with the court equal to 1.5 times the judgment amount or approximately $11.3 million. Under the terms of the bond, the Company is required to maintain a letter of credit for 90% of the bond amount to secure the bond. Further, the Company was required to deposit approximately $12.5 million of marketable securities as collateral for the letter of credit and accordingly, these funds will be restricted from use for general corporate purposes until the appeal process is completed. If a judgment is due, the Company expects payment will occur within 12 to 18 months. In 2003, the Company reclassified the restricted investments to long term on the balance sheet along with the accrued litigation judgment.

8.	Income Taxes

      At December 28, 2003, the Company has federal and state tax net operating loss carryforwards of approximately $69,475,000 and $27,008,000, respectively. The federal and state tax loss carryforwards will begin expiring in 2018 and 2008 respectively, unless previously utilized. The Company also has federal and state research and development tax credit carryforwards of approximately $3,116,000 and $2,586,000 respectively, which will begin to expire in 2018, unless previously utilized.

      Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s net operating loss and credit carryforwards may be limited in the event of a cumulative change in ownership of more than 50% within a three year period.

      Significant components of the Company’s deferred tax assets as of December 28, 2003 and December 29, 2002 are shown below (in thousands). A valuation allowance has been established as of December 28, 2003 and December 29, 2002 to offset the deferred tax assets as realization of such assets is uncertain.

	December 28, 2003	December 29, 2002

Deferred tax assets:
Net operating loss carryforwards	$25,869	$21,222
Research and development and other credit carryforwards	5,111	3,873
Advance payment from former collaborator	4,074	4,078
Capitalized research and development	1,348	—
Other	7,032	2,131

Total deferred tax assets	43,434	31,304
Valuation allowance for deferred tax assets	(43,434)	(31,304)

Net deferred taxes	$—	$—

      Reconciliation of the statutory federal income tax to the Company’s effective tax:

	Year Ended

	December 28, 2003	December 29, 2002	December 30, 2001

Tax at federal statutory rate	$(9,472)	$(14,116)	$(8,688)
State, net of federal benefit	(1,434)	(2,115)	(1,138)
Research and development credits	(1,374)	(1,239)	(1,368)
Change in valuation allowance	11,893	14,241	8,604
Permanent differences	738	1,234	1,757
Reduced tax asset	(351)	1,995	833

Provision for income taxes	$—	$—	$—

9.	Retirement Plan

      The Company has a 401(k) savings plan covering substantially all of its employees. Company contributions to the plan are discretionary and no such contributions were made during the years ended December 28, 2003, December 29, 2002 and December 30, 2001.

10.	Segment Information and Geographic Data

      The Company has determined that, in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information it operates in one segment as it only reports operating results on an aggregate basis to chief operating decision makers of the Company. The Company had sales by region as follows for the years ended December 28, 2003, December 29, 2002 and December 30, 2001 (in thousands):

	December 28, 2003	December 29, 2002	December 30, 2001

United States	$13,666	$8,731	$2,486
Europe	5,909	1,047	—
Asia	5,557	246	—
Other	2,903	16	—

Total	$28,035	$10,040	$2,486

      Exclusive of revenue recorded from the National Institutes of Health, the Company had one customer that provided approximately 18% of total revenue in the year ended December 28, 2003, another customer that contributed approximately 22% of total revenue in the year ended December 29, 2002 and no customers that contributed 10% or more of revenue in the year ended December 30, 2001. Revenue from the National Institutes of Health accounted for 21%, 19% and 48% of total revenue for the years ended December 28, 2003, December 29, 2002 and December 30, 2001, respectively.

11.	Quarterly Financial Information (unaudited)

      The following financial information reflects all normal recurring adjustments, except as noted below, which are, in the opinion of management, necessary for a fair statement of the results of interim periods. Summarized quarterly data for fiscal 2003 and 2002 are as follows (in thousands except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2003:
Total revenues	$4,276	$4,769	$8,249	$10,741
Total cost of revenue	1,910	2,026	2,681	3,420
Net loss	(8,960)	(8,592)	(5,511)	(4,000)
Historical net loss per share, basic and diluted	(0.28)	(0.27)	(0.17)	(0.12)
2002:
Total revenues	$1,269	$1,900	$2,985	$3,886
Total cost of revenue	339	596	965	1,636
Net loss	(8,667)	(16,447)	(7,602)	(7,615)
Historical net loss per share, basic and diluted	(0.28)	(0.54)	(0.24)	(0.24)

In the second quarter of 2002 the Company recorded a $7.7 million charge to cover total damages and estimated expenses related to a termination-of-employment lawsuit.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Three Years Ended December 28, 2003

	Allowance for	Reserve for	Reserve for
	Doubtful	Obsolete and	Product
	Accounts	Excess Inventory	Warranty

	(thousands)
Balance at December 31, 2000	$—	$—	$—
Charged to expense	32	—	—

Balance at December 30, 2001	32	—	—
Charged to expense	115	73	—
Utilizations	(2)	—	—

Balance at December 29, 2002	145	73	—
Charged to expense	118	466	230
Utilizations	(85)	(73)	—

Balance at December 28, 2003	$178	$466	$230

S-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission Registration Fee		$5,258.50
Accounting Fees and Expenses		[ * ]
Legal Fees and Expenses		[ * ]
Printing and Engraving Expenses		[ * ]
Miscellaneous		[ * ]

Total	$	[ * ]

*	To be filed by amendment.

Item 15.	Indemnification of Officers and Directors.

      The Registrant is subject to Section 145 of the Delaware General Corporation Law (“Section 145”). Section 145 permits indemnification of officers and directors of the Company under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

      Article VI, Section 6.1, of the Registrant’s Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

      As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      The Registrant has entered into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Registrant or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Registrant to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions and to purchase directors’ and officers’ liability insurance.

      The Registrant also maintains directors’ and officers’ liability insurance.

Item 16.	Exhibits.

      The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.

Exhibit		Description of Document

2	.1(1)	Form of Merger Agreement between Illumina, Inc., a California corporation, and Illumina, Inc., a Delaware corporation.
3	.1(2)	Amended and Restated Certificate of Incorporation.
3	.2(1)	Bylaws.
3	.3(5)	Certificate of Designation for Series A Junior Participating Preferred Stock (included as an exhibit to exhibit 4.3).
4	.1(1)	Specimen Common Stock Certificate.
4	.2(1)	Amended and Restated Investors Rights Agreement, dated November 5, 1999, by and among the Registrant and certain stockholders of the Registrant.
4	.3(5)	Rights Agreement, dated as of May 3, 2001, between the Company and Equiserve Trust Company, N.A.
5.1		Opinion of Heller Ehrman White & McAuliffe LLP.
†10	.1(1)	Form of Indemnification Agreement between the Registrant and each of its directors and officers.
†10	.2(1)	1998 Incentive Stock Plan.
†10	.3(2)	2000 Employee Stock Purchase Plan.
10	.4(1)	Sublease Agreement dated August 1998 between Registrant and Gensia Sicor Inc. for Illumina’s principal offices.
10	.5(1)	Joint Development Agreement dated November 1999 between Registrant and PE Corporation (with certain confidential portions omitted).
10	.6(1)	Asset Purchase Agreement dated November 1998 between Registrant and nGenetics, Inc. (with certain confidential portions omitted).
10	.7(1)	Asset Purchase Agreement dated March 2000 between Registrant and Spyder Instruments, Inc. (with certain confidential portions omitted).
10	.8(1)	License Agreement dated May 1998 between Tufts and Registrant (with certain confidential portions omitted).
10	.9(1)	Master Loan and Security Agreement, dated March 6, 2000, by and between Registrant and FINOVA Capital Corporation.
†10	.10(3)	2000 Stock Plan.
10	.11(1)	Eastgate Pointe Lease, dated July 6, 2000, between Diversified Eastgate Venture and Registrant.

Exhibit		Description of Document

10	.12(1)	Option Agreement and Joint Escrow Instructions, dated July 6, 2000, between Diversified Eastgate Venture and Registrant.
10	.13(4)	First Amendment to Joint Development Agreement dated March 27, 2001 between Registrant and PE Corporation, now known as Applied Biosystems Group (with certain confidential portions omitted).
10	.14(6)	First Amendment to Option Agreement and Escrow Instructions dated May 25, 2001 between Diversified Eastgate Venture and Registrant.
10	.15(7)	Second Amendment to Option Agreement and Escrow Instructions dated July 18, 2001 between Diversified Eastgate Venture and Registrant.
10	.16(7)	Third Amendment to Option Agreement and Escrow Instructions dated September 27, 2001 between Diversified Eastgate Venture and Registrant.
10	.17(7)	First Amendment to Eastgate Pointe Lease dated September 27, 2001 between Diversified Eastgate Venture and Registrant.
10	.18(8)	Replacement Reserve Agreement, dated as of January 10, 2002, between the Company and BNY Western Trust Company as Trustee for Washington Capital Joint Master Trust Mortgage Income Fund.
10	.19(8)	Loan Assumption and Modification Agreement, dated as of January 10, 2002, between the Company, Diversified Eastgate Venture and BNY Western Trust Company as Trustee for Washington Capital Joint Master Trust Mortgage Income Fund.
10	.20(8)	Tenant Improvement and Leasing Commission Reserve Agreement, dated as of January 10, 2002, between the Company and BNY Western Trust Company as Trustee for Washington Capital Joint Master Trust Mortgage Income Fund.
†10	.21(8)	2000 Employee Stock Purchase Plan as amended on March 21, 2002.
†10	.22(8)	2000 Stock Plan as amended on March 21, 2002.
10.23		License Agreement dated January 2002 between Amersham Biosciences Corp. and Registrant (confidential treatment has been requested with respect to certain portions of this exhibit).
10.24		License Agreement dated June 2002 between Dade Behring Marburg GmbH and Registrant (confidential treatment has been requested with respect to certain portions of this exhibit).
21(9)		Subsidiaries of the Company.
23.1		Consent of Ernst & Young LLP, Independent Auditors.
23.2		Consent of Heller Ehrman White & McAuliffe LLP (contained in Exhibit 5.1).
24	.1*	Power of Attorney.

*	Previously filed.

†	Management contract or corporate plan or arrangement

(1)	Incorporated by reference to the same numbered exhibit filed with our Registration Statement on Form S-1 (333-33922) filed April 3, 2000, as amended.

(2)	Incorporated by reference to the same numbered exhibit filed with our Annual Report on Form 10-K for the year ended December 31, 2000.

(3)	Incorporated by reference to the corresponding exhibit (Exhibit 99.1) filed with our Registration Statement on Form S-8 filed September 6, 2001.

(4)	Incorporated by reference to the same numbered exhibit filed with our Form 10-Q for the quarterly period ended March 31, 2001 filed May 8, 2001.

(5)	Incorporated by reference to the same numbered exhibit filed with our Registration Statement on Form 8-A (000-30361) filed May 14, 2001.

(6)	Incorporated by reference to the same numbered exhibit filed with our Form 10-Q for the quarterly period ended June 30, 2001 filed August 13, 2001.

(7)	Incorporated by reference to the same numbered exhibit filed with our Form 10-Q for the quarterly period ended September 30, 2001 filed November 14, 2001.

(8)	Incorporated by reference to the same numbered exhibit filed with our Form 10-Q for the quarterly period ended March 31, 2002 filed May 13, 2002.

(9)	Incorporated by reference to the same numbered exhibit filed with our Form 10-K for the year ended December 29, 2002 filed March 27, 2003.

Item 17.	Undertakings.

      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Diego, California, on March 2, 2004.

ILLUMINA, INC.

By:	/s/ JAY T. FLATLEY

Jay T. Flatley
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature		Title	Date

/s/ JAY T. FLATLEY Jay T. Flatley		President and Chief Executive Officer (Principal Executive Officer)	March 2, 2004

/s/ TIMOTHY M. KISH Timothy M. Kish		Chief Financial Officer (Principal Accounting and Financial Officer)	March 2, 2004

* John R. Stuelpnagel, D.V.M.		Director, Senior Vice President, Operations	March 2, 2004

* R. Scott Greer		Director	March 2, 2004

* Robert T. Nelsen		Director	March 2, 2004

* William H. Rastetter, Ph. D.		Director	March 2, 2004

* David R. Walt, Ph. D.		Director	March 2, 2004

*By:	/s/ TIMOTHY M. KISH Attorney-in-Fact

ILLUMINA, INC.

EXHIBIT INDEX

5.1	Opinion of Heller Ehrman White & McAuliffe LLP.
10.23	License Agreement dated January 2002 between Amersham Biosciences Corp. and Registrant (confidential treatment has been requested with respect to certain portions of this exhibit).
10.24	License Agreement dated June 2002 between Dade Behring Marburg GmbH and Registrant (confidential treatment has been requested with respect to certain portions of this exhibit).
23.1	Consent of Ernst & Young LLP, Independent Auditors.